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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           NYNEX CABLECOMMS GROUP PLC
                          NYNEX CABLECOMMS GROUP INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                           NYNEX CABLECOMMS GROUP PLC
                          NYNEX CABLECOMMS GROUP INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

     AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS,
  EACH REPRESENTING TEN UNITS, EACH UNIT CONSISTING OF ONE ORDINARY SHARE (PAR
                              VALUE 10P PER SHARE)
OF NYNEX CABLECOMMS GROUP PLC AND ONE SHARE OF COMMON STOCK (PAR VALUE $0.01 PER
                                     SHARE)
                         OF NYNEX CABLECOMMS GROUP INC.
                         (TITLE OF CLASS OF SECURITIES)
 UNITS, EACH UNIT CONSISTING OF ONE ORDINARY SHARE (PAR VALUE 10P PER SHARE) OF
            NYNEX CABLECOMMS GROUP PLC AND ONE SHARE OF COMMON STOCK
           (PAR VALUE $0.01 PER SHARE) OF NYNEX CABLECOMMS GROUP INC.
                         (TITLE OF CLASS OF SECURITIES)
    ORDINARY SHARES (PAR VALUE 10P PER SHARE) OF NYNEX CABLECOMMS GROUP PLC
                         (TITLE OF CLASS OF SECURITIES)
    COMMON STOCK (PAR VALUE $0.01 PER SHARE) OF NYNEX CABLECOMMS GROUP INC.
                         (TITLE OF CLASS OF SECURITIES)
                    670764-10-9 (AMERICAN DEPOSITARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               PAUL H. REPP, ESQ.
                       CHIEF LEGAL AND REGULATORY OFFICER
                             AND COMPANY SECRETARY
                               THE TOLWORTH TOWER
                                   EWELL ROAD
                            SURBITON, SURREY KT6 7ED
                                 UNITED KINGDOM
                              011-44-181-873-2000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                WITH A COPY TO:
                             MORTON A. PIERCE, ESQ.
                                DEWEY BALLANTINE
                          1301 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6092
                                 (212) 259-8000

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    THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.  If you
are in any doubt as to what action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other professional or financial advisor or, if you are in the United Kingdom, an independent financial advisor authorized under the Financial Services Act 1986.

    If you have sold or transferred all of your holdings of Units of NYNEX CableComms Group PLC and NYNEX CableComms Group Inc., please forward this document as soon as possible, together with the accompanying documents, to the purchaser or transferee or to the stockholder, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, these documents should not be distributed, forwarded or transmitted in or into Japan, Canada or Australia.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The names of the subject companies are NYNEX CableComms Group PLC, a public limited company incorporated under the laws of England and Wales ("NYNEX CableComms UK"), and NYNEX CableComms Group Inc., a Delaware corporation ("NYNEX CableComms US", and together with NYNEX CableComms UK, the "Companies"). The address of the principal executive offices of the Companies is The Tolworth Tower, Ewell Road, Surbiton, Surrey KT6 7ED, United Kingdom.

    The titles of the classes of equity securities to which this statement relates are (i) the Ordinary Shares, par value 10p per share, of NYNEX CableComms UK (the "NYNEX CableComms UK Ordinary Shares"), (ii) the shares of Common Stock, par value $0.01 per share, of NYNEX CableComms US (the "NYNEX CableComms US Shares of Common Stock"), (iii) the Units of the Companies, consisting of one NYNEX CableComms UK Ordinary Share and one NYNEX CableComms US Share of Common Stock (the "Units"), and (iv) the American Depositary Shares evidenced by American Depositary Receipts, each representing ten Units (the "ADSs"). The NYNEX CableComms UK Ordinary Shares and the NYNEX CableComms US Shares of Common Stock are "stapled" and trade together as Units. The Units may separate only upon "de-stapling", subject to the approval of the shareholders of NYNEX CableComms UK and NYNEX CableComms US of certain amendments to their respective constitutional documents and certain actions taken by the Boards of Directors, of a number of NYNEX CableComms UK Ordinary Shares and NYNEX CableComms US Shares of Common Stock in an amount not to exceed 20 per cent. of the outstanding NYNEX CableComms UK Ordinary Shares and NYNEX CableComms US Shares of Common Stock to permit the Compulsory Acquisition and Merger (each as defined under "De-stapling of Certain Units" in Item 3(b) below) contemplated by the bidder after the Offers (as defined in Item 2 below) become or are declared unconditional, as further described under "De-stapling of Certain Units" in Item 3(b) below. The NYNEX CableComms UK Ordinary Shares, NYNEX CableComms US Shares of Common Stock, Units and ADSs are collectively referred to herein as the "Shares".

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer made by Cable & Wireless Communications plc, a public limited company incorporated under the laws of England and Wales ("CWC"), to purchase, upon the terms and subject to the conditions set out in the Offers to Purchase/Prospectus, dated March 21, 1997, included in CWC's Registration Statement on Form F-4 (the "Prospectus") and the Letter of Transmittal, the Notice of Guaranteed Delivery and the Form of Acceptance (together, the "Acceptance Forms") accompanying this Schedule 14D-9, as disclosed in a Tender Offer Statement on Schedule 14D-1 filed by CWC with the U.S. Securities and Exchange Commission (the "Commission") on March 24, 1997 (the "Schedule 14D-1"), (i) all NYNEX CableComms UK Ordinary Shares (including those comprised in Units or represented by ADSs) for 0.330714 ordinary shares, par value 50p per share, of CWC (the "CWC Ordinary Shares") per NYNEX CableComms UK Ordinary Share (the "NYNEX CableComms UK Offer") and (ii) all NYNEX CableComms US Shares of Common Stock (including those comprised in Units or represented by ADSs) for 0.036746 CWC Ordinary Shares (the "NYNEX CableComms US Offer") per NYNEX CableComms US Share of Common Stock. The NYNEX CableComms UK Offer and the NYNEX CableComms US Offer are collectively referred to herein as the "Offers". The
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consideration offered under the Offers is equivalent to 0.36746 CWC Ordinary
Shares per Unit and 3.67460 CWC Ordinary Shares per ADS.

    The Schedule 14D-1 provides that:

    All the NYNEX CableComms UK Ordinary Shares and NYNEX CableComms US Shares of Common Stock presently comprise Units and cannot, absent de-stapling, be traded, transferred or delivered separately. Acceptance of the NYNEX CableComms UK Offer or the NYNEX CableComms US Offer can only be effective, prior to the de-stapling of the Units, by acceptance in respect of both the NYNEX CableComms UK Offer and the NYNEX CableComms US Offer. Acceptance of only the NYNEX CableComms UK Offer or only the NYNEX CableComms US Offer will not become effective until immediately after de-stapling of the Units takes effect, if at all.

    Instead of CWC Ordinary Shares, holders of Shares (particularly holders of
ADSs) may elect to receive CWC American Depositary Shares ("CWC ADSs") on the basis of one CWC ADS for every five CWC Ordinary Shares to which such holders would otherwise be entitled pursuant to the Offers (the "Alternative Consideration"). A holder of Shares may elect to receive CWC ADSs only in respect of all the Shares which he or she tenders in the Offers. Holders of ADSs will receive the Alternative Consideration unless they otherwise elect.

    The Offers will extend to any Shares (including those represented by ADSs) which are unconditionally allotted or issued while the Offers remain open for acceptance (or such shorter period as CWC may, subject to the City Code on Takeovers and Mergers of the United Kingdom (the "City Code"), determine) upon exercise of options granted under the NYNEX CableComms Limited Revenue Approved Employee Share Option Plan and the NYNEX CableComms Limited Savings-Related Share Option Plan (together, the "NYNEX CableComms Option Schemes") or otherwise. NYNEX CableComms Limited is a wholly-owned subsidiary of the Companies. According to the Schedule 14D-1, appropriate proposals will be made to participants in the NYNEX CableComms Option Schemes, in due course, once the Offers become or are declared unconditional. To the extent that options are not exercised, and in the event that the Offers become or are declared unconditional, CWC intends to offer participants in the NYNEX CableComms Option Schemes the opportunity to exchange outstanding options for options over CWC Ordinary Shares of an equivalent value.

    A Transaction Agreement, dated as of October 22, 1996, as amended and restated (the "Transaction Agreement"), was entered into among Cable and Wireless plc ("C&W"), NYNEX Corporation ("NYNEX") and Bell Canada International Inc. ("BCI"). Pursuant to the terms of the Transaction Agreement and subject to certain conditions, C&W, NYNEX and BCI agreed to create a provider of integrated telecommunication, information and entertainment services in the United Kingdom by combining (a) Mercury Communications Limited ("Mercury"), (b) the Companies and (c) Bell Cablemedia plc ("BCM"), as enlarged by BCM's acquisition of Videotron Holdings Plc ("Videotron") (the "Videotron Acquisition"), under the ownership of CWC, a newly formed holding company and direct wholly-owned subsidiary of C&W (the "Transactions", including the acquisition by CWC of the Minority Interests as defined under and set forth under "The Transaction Agreement" in Item 3 below). The Transaction Agreement provides for the Offers to be made pursuant to the terms and subject to certain conditions set out in the Prospectus and the accompanying Acceptance Forms.

    In addition to the foregoing, the Schedule 14D-1 states that the principal executive offices of CWC are located at 26 Red Lion Square, London WC1R 4HQ, United Kingdom.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Companies, which are the persons filing this statement, are set forth in Item 1 above.

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    (b) Certain contracts, agreements, arrangements and understandings and any actual or potential conflict of interest between the Companies or their affiliates and certain of their directors, executive officers or affiliates are described in the Companies' Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 10-K") under the sections, "Item 11. Executive Compensation", "Item 12. Security Ownership of Certain Beneficial Owners and Management", and "Item 13. Certain Relationships and Related Transactions" and are incorporated herein by reference. A copy of the pertinent sections of the 1996 10-K is filed as Exhibit 1 hereto and is incorporated herein by reference.

    The Boards of Directors of NYNEX CableComms UK and NYNEX CableComms US have appointed the following directors to their respective Offer Committees of independent directors (the "Offer Committees") to determine whether the Offers are fair to and in the best interests of the Companies' respective shareholders other than NYNEX and its subsidiary, NYNEX Network Systems, Inc. (the "Public Shareholders"): John L. Rennocks (Chairman of each of the Offer Committees), Sir Michael Checkland and John F. Killian. Other than Mr. Killian, who is President and Chief Executive Officer of the Companies, none of the directors on the Offer Committees is employed by either of the Companies or NYNEX.

    Messrs. Robert T. Anderson, Richard W. Blackburn, Jeffrey A. Bowden, and Melvin Meskin are directors of the Companies and also officers of NYNEX or one or more of its affiliates. In addition, Mr. Blackburn is a member of the Merger Steering Committee established by C&W, NYNEX and BCI and of a committee established by CWC in connection with the proposed Transactions. Such directors did not participate in any of the deliberations and decisions of the Offer Committees. Mr. Nicholas P. Mearing-Smith is a director of the Companies and, effective January 30, 1997, has delegated his duties as Chief Financial Officer of the Companies. Mr. Mearing-Smith was originally appointed on October 29, 1996 as a member of the Offer Committees, but resigned from the Offer Committees on January 23, 1997 when he was appointed by CWC as Finance Director designate of CWC. Sir Bryan Victor Carsberg also was originally appointed on October 29, 1996 as a member of the Offer Committees. He resigned from the Offer Committees on March 13, 1997 following his acceptance and that of Mr. Blackburn of their respective appointments as non-executive directors of CWC upon the Offers becoming or being declared unconditional in all respects. See "The Transaction Agreement--Representation on CWC's Board of Directors" below.

    Certain other contracts, agreements and understandings and any actual or potential conflict of interest between the Companies or their affiliates and their directors, executive officers and affiliates, and between the Companies or their affiliates and CWC, its executive officers, directors or affiliates are set forth below.

THE TRANSACTION AGREEMENT

    The Schedule 14D-1 provides substantially the following summary of the Transaction Agreement. The following discussion of the Transaction Agreement and the transactions contemplated thereby, including the Offers and the Transactions, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Transaction Agreement, a copy of which has been filed as Exhibit 2 hereto and is incorporated herein by reference.

    GENERAL. On October 22, 1996, C&W, BCI and NYNEX announced that they had entered into the Transaction Agreement pursuant to which they agreed, subject to certain conditions, to combine: (i) Mercury, (ii) BCM, as enlarged by the Videotron Acquisition, and (iii) the Companies under a newly-formed holding company, CWC, in order to create one provider that can offer UK customers local, national and international voice, data and mobile telecommunications, together with multichannel television and Internet services.

    The parties to the Transaction Agreement have agreed that CWC will seek to acquire all the outstanding Shares and BCM ordinary shares and american depositary shares representing such ordinary shares (the "BCM Securities") in exchange for CWC Ordinary Shares (including those represented by

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CWC ADSs) pursuant to each of (i) the Offers and (ii) the offer by CWC for BCM
Securities (the "BCM Offer") and, as so contemplated, CWC makes the Offers as set out in, and upon the terms and subject to the conditions set out in, the Prospectus and accompanying Acceptance Forms (including if the Offers are revised, varied, extended or renewed, the terms and conditions of any such revision, variation, extension or renewal).

    Subsidiaries of BCI and C&W which hold BCM Securities have given irrevocable undertakings to accept the BCM Offer in respect of their combined 65.0 per cent. shareholding in BCM, and a subsidiary of NYNEX has given an irrevocable undertaking to accept the Offers in respect of its 67.0 per cent. shareholding in the Companies.

    Pursuant to the terms of the Transaction Agreement, and upon the BCM Offer and the Offers becoming or being declared unconditional, CWC will acquire from NYNEX its minority interests (including those acquired by NYNEX from certain third parties) in the cable TV and telephony operations controlled by the Companies (the "Minority Interests") in exchange for CWC Ordinary Shares representing approximately 3.317 percent of the issued ordinary share capital of CWC on a fully diluted basis. The acquisition will be effected by CWC acquiring the Winston Entities (as defined in the Prospectus), which indirectly hold a minority interest in the ordinary share capital of the Companies' operating cable companies. The Winston Entities were established to provide certain financing arrangements to the Companies' operating cable companies. On or before completion of this acquisition, and on the simultaneous refinancing by CWC of the credit facilities granted by the Winston Entities to subsidiaries undertakings of the Companies, NYNEX will cause all assets of the Winston Entities (other than the holdings of the Winston Entities in subsidiaries of the Companies) to be distributed to NYNEX (or at the direction of NYNEX to third parties) after paying or providing for payment of all known liabilities of the Winston Entities, other than certain inter-company liabilities (which may be released, canceled or otherwise terminated without payment) so that following this distribution the Winston Entities will have no current assets or liabilities. The Winston Entities will remain responsible for contingent liabilities in respect of deferred tax which is attributable to the subsidiaries of the Companies and certain expenses incurred in connection with the termination of the financing arrangements described in the Prospectus.

    Each of the BCM Offer and the Offers are separate offers. Each of the BCM Offer and the Offers is conditional on the other offer becoming or being declared unconditional in all respects (other than in respect of any condition relating to the other offer becoming or being declared so unconditional). Each of the BCM Offer and the Offers will lapse if the other offer lapses.

    TRANSACTION OBLIGATIONS. Pursuant to the Transaction Agreement, the parties undertook the following obligations:

    - C&W agreed to convene an extraordinary general meeting of its shareholders and to propose at that meeting an ordinary resolution seeking approval of the BCM Offer, the Offers, the acquisition of Mercury by CWC and the acquisition of the Minority Interests. That general meeting has been convened for April 17, 1997.

    - C&W agreed, subject to certain conditions, to purchase from a subsidiary of BCI 47,808 Mercury ordinary shares for L150 million in cash. This acquisition was completed on January 17, 1997.

    - Each of the parties agreed that as long as it is deemed to be acting in concert with the other parties in relation to BCM, Videotron or the Companies, it would not acquire or dispose of any shares, rights over shares or derivatives relating to the shares of BCM, Videotron or the Companies without the prior consent of the other parties.

Upon the BCM Offer and the Offers becoming or being declared unconditional:

    - C&W agreed to amend CWC's articles of association as described in the Prospectus.

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    - C&W agreed to alter the composition of the CWC Board of Directors to reflect the membership arrangement described in the Prospectus.

    - C&W, BCI and NYNEX agreed to enter into a Registration Rights Agreement (as described below) and it was agreed that CWC would enter into the NYNEX Tax Agreement and the NYNEX Tax Allocation Agreement with NYNEX (as described below).

    CONDUCT OF BUSINESS COVENANTS FROM C&W, BCI AND NYNEX. C&W agreed that, until the BCM Offer and the Offers become or are declared unconditional in all respects, CWC will not engage in or conduct any business or carry on any activities (other than holding interests in the share capital of Mercury and certain administrative and other actions contemplated by the Transaction Agreement) without the prior approval of all parties (such approval not to be unreasonably withheld or delayed).

    C&W and BCI undertook to use reasonable endeavors to procure that, until the BCM Offer and the Offers become or are declared unconditional in all respects, BCM carries on the business of the BCM Group (as defined in the Prospectus) in the ordinary course and does not take any action which would amount to an action requiring the approval of shareholders in a general meeting or the consent of CWC under certain provisions of the City Code. NYNEX gave a similar covenant in relation to the Companies and C&W gave a similar covenant in relation to the Mercury Group (as defined in the Prospectus).

    C&W and BCI covenanted in relation to Mercury, and C&W covenanted in relation to CWC, that, until the BCM Offer and the Offers become or are declared unconditional in all respects, the affairs of both Mercury and CWC, respectively, will be conducted such that:

    - neither they nor any of their subsidiaries will enter into or agree to enter into any transaction which would, were Mercury or CWC, as the case may be, listed on the London Stock Exchange, require the approval of their respective shareholders; and

    - neither Mercury nor CWC, as the case may be, will enter into any transaction that, were Mercury or CWC (as the case may be) the subject of an offer on the same conditions as the BCM Offer and the Offers, would render such offer incapable of becoming wholly unconditional.

    C&W and BCI also undertook to ensure that, until the BCM Offer and the Offers become or are declared unconditional in all respects, Mercury and CWC, as the case may be, will not take certain actions without the prior consent of NYNEX (which may not be unreasonably withheld). Those actions include creating, allotting or issuing new securities, making any substantial changes in the nature of its business and making any distribution to shareholders (unless expressly contemplated in the Transaction Agreement or the agreements relating to the purchase of Mercury ordinary shares by CWC (the "Mercury Purchase Agreements")).

    C&W and BCI covenanted in relation to BCM, and NYNEX has covenanted in relation to the Companies, that, until the BCM Offer and the Offers become unconditional in all respects, they will not vote their shares (and their board representatives will not vote) in favor of any proposal or resolution involving the issue of shares other than in respect of options already granted by the relevant company pursuant to the NYNEX CableComms Option Schemes or the option schemes of BCM, as the case may be, or which prior to implementation would require the approval of the shareholders of the relevant company.

    C&W, BCI and NYNEX each gave an undertaking that CWC will procure the release of NYNEX from its L200 million loan facility to the Companies by the provision of a substitute facility which will be effective from the date on which the BCM Offer and the Offers become or are declared unconditional in all respects.

    CONDUCT OF THE OFFERS. C&W, BCI and NYNEX agreed that the following decisions relating to the BCM Offer and the Offers require the approval of all parties: (a) a change to the form or amount of the consideration being offered to the holders of BCM Securities and the Shares pursuant to the BCM Offer

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and the Offers, respectively; (b) an extension, lapse or withdrawal of the BCM
Offer and the Offers; and (c) the waiver of, or exercise of discretion in relation to, the conditions to each of the BCM Offer and the Offers relating to the minimum number of acceptances as described below (the "Minimum Acceptance Condition") or to any condition relating to regulatory clearances.

    C&W, BCI and NYNEX also undertook to use reasonable endeavors to reach unanimous agreement on whether or not to waive or to exercise any discretion in respect of any breach of any conditions to either the BCM Offer or the Offers ("Breached Condition") or any unfulfilled condition to either the BCM Offer or the Offers ("Unfulfilled Condition"). In the event unanimous agreement on such matters cannot be reached by the earlier of (i) two business days after the parties become aware of the relevant events and (ii) the day before the last date on which the BCM Offer and the Offers can become or be declared unconditional in all respects in accordance with the City Code, a Breached Condition or an Unfulfilled Condition may nonetheless be waived, or a discretion in respect thereof exercised, under the following circumstances. If the Panel on Takeovers and Mergers of the United Kingdom (the "Panel") has agreed that the Breached Condition or Unfulfilled Condition could be invoked to prevent the relevant offer from becoming or being declared unconditional, then such condition may be waived or discretion in respect thereof exercised if C&W and one of the other two parties agree to such a waiver or exercise of such discretion. If, however, any party would suffer material prejudice as a result of the waiver or exercise of discretion, no waiver may be effected or discretion exercised without that party's consent. If the Panel has agreed that the Breached Condition or Unfulfilled Condition cannot be invoked to prevent the relevant offer from becoming or being unconditional or has not ruled on the issue, then such condition must be waived. The Transaction Agreement also contains similar provisions regarding a Breached Condition or Unfulfilled Condition of the Mercury Purchase Agreements, except that the procedures do not include reference to the Panel.

    C&W, BCI and NYNEX also agreed that if, prior to the Offers becoming or being declared unconditional in all respects, NYNEX advises CWC that:

        (i) either (a) one or more persons has made certain filings with the Commission indicating that such person owns 10 percent or more of either the ordinary shares of the sole shareholders of BCI, C&W, or the common shares of BCE Inc., the parent of BCI ("BCE"), or (b) NYNEX has knowledge that one or more persons has acquired an ownership interest in C&W or BCE which will require a filing described in (a);

        (ii) the aggregate indirect ownership interest in CWC shares of all persons described in (i) above is 15 percent or more; and

       (iii) NYNEX reasonably believes that there is a risk that more than 50 percent of the equity of CWC would be considered for US tax purposes to be owned by US persons that are "five--percent target shareholders" with respect to the Companies for purposes of certain U.S. Treasury regulations, or any successor provision relating to the ownership of CWC shares by holders of Shares;

then NYNEX may request a legal opinion to the effect that certain U.S. Treasury and tax regulations relating to the ownership of CWC shares by holders of Shares have been satisfied.

    C&W, BCI and NYNEX have also agreed that Additional Condition (F) (as defined below) to the Offers relating to the legal opinion referred to above cannot be waived, and no discretion will be exercised in relation to it, without the prior approval of all the parties.

    WARRANTIES. C&W has given representations and warranties in the Transaction Agreement to BCI and NYNEX relating to the Mercury Group, subject to certain limitations. C&W's liability is limited in time to June 30, 1999 for non-tax warranties, and the seventh anniversary of completion of the purchase of Mercury by CWC for tax warranties. C&W's liability under these representations and warranties is limited in amount to an aggregate of L348,000,000.

    BCI has given representations and warranties to C&W and NYNEX in relation to BCM, subject to certain limitations. BCI's liability is limited in time to June 30, 1998. BCI's liability under these representations and warranties is limited in amount to an aggregate of L48,161,974.

    NYNEX has given representations and warranties to BCI and C&W in relation to the Companies, subject to certain limitations. NYNEX's liability is limited in time to June 30, 1998. NYNEX's liability under these representations and warranties is limited in amount to an aggregate of L147,300,428.

    ADVANCE CORPORATION TAX AND CONSORTIUM RELIEF. The Transaction Agreement provides that (i) dividends paid by CWC will be paid outside any election under
Section 247 of the United Kingdom Income and Corporation Taxes Act 1988 ("ICTA"); (ii) C&W will be entitled to surrender to CWC and its subsidiaries Advance Corporation Tax of the United Kingdom ("ACT") to the fullest extent permitted by law (for payment); and (iii) all parties are to consider in good faith any proposal made to structure surrenders of ACT so as to reduce or eliminate any U.S. tax disadvantage suffered by NYNEX.

    ARBITRATION. Any dispute arising in relation to the Transaction Agreement is to be resolved by arbitration in London conducted in accordance with the Rules of the London Court of International Arbitration.

    CONDITIONS TO THE BCM OFFER AND THE OFFERS. Each of the BCM Offer and the Offers is subject to the following conditions (the "Conditions"):

        (i) the passing at an extraordinary general meeting of C&W (or at any adjournment thereof) of an ordinary resolution to approve and implement the BCM Offer and the Offers and the acquisition of all outstanding shares of Mercury;

        (ii) the CWC ADSs being admitted for listing on the New York Stock Exchange, Inc. subject only to official notice of issuance;

       (iii) the London Stock Exchange announcing its decision to admit to the Official List the CWC Ordinary Shares to be issued pursuant to the BCM Offer and the Offers and such admission becoming effective in accordance with paragraph 7.1 of the Listing Rules of the London Stock Exchange;

        (iv) no Material Adverse Change (as defined under "Termination" below) occurring in respect of CWC or Mercury;

        (v) the Mercury Purchase Agreements becoming unconditional save in respect of any condition relating to the BCM Offer and the Offers becoming unconditional;

        (vi) no government or governmental, quasi-governmental, supranational, statutory or regulatory body, court, trade agency, professional association or any other regulatory body in any jurisdiction (each a "Relevant Authority") having announced an intention to take, or having instituted, implemented or threatened any action, proceedings, suit, investigation or inquiry, or made, proposed or enacted any statute, regulation or order or taken any other steps and there not continuing to be outstanding any statute, regulation or order thereof, which would or might:

           (a) make the BCM Offer or the Offers or the acquisition by CWC of BCM Securities or the Shares or of control of BCM or the Companies void, illegal, unenforceable or otherwise restrict, restrain, prohibit or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith in any such case to a materially adverse extent;

           (b) result in a material delay in the ability of CWC, or render CWC unable, to acquire some or all of the BCM Securities and the Shares;

           (c) require or prevent the divestiture by any member of the BCM Group or the NYNEX CableComms Group or the Mercury Group (each as defined in the Prospectus) of all or any material portion of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct all or any material portion of their respective businesses or own all or any material portion of their respective assets or property the result of which in any such case is material to the BCM Group, the NYNEX CableComms Group or the Mercury Group taken as a whole;

           (d) impose any limitation on the ability of any member of the BCM Group, the NYNEX CableComms Group or the Mercury Group to acquire or to hold or to exercise effectively any rights of ownership of shares or loans or securities convertible into shares of any member of the BCM Group, NYNEX CableComms Groups or Mercury Group held or owned by it or to exercise management control over any member of the BCM Group, NYNEX CableComms Group or Mercury Group which, in such case, is material to the BCM Group, NYNEX CableComms Group or the Mercury Group taken as a whole;

           (e) require any member of the BCM Group, NYNEX CableComms Group or Mercury Group to offer to acquire any securities in any member of the BCM Group or NYNEX CableComms Group owned by any third party where such acquisition would be material in the context of the CWC Group (as defined in the Prospectus) taken as a whole or, as the case may be, the BCM Group or NYNEX CableComms Group taken as a whole; or

           (f) otherwise adversely affect in any material respect the business, profits or prospects of any member of the BCM Group, NYNEX CableComms Group or Mercury Group;

and all applicable waiting or other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation or inquiry having expired, lapsed or been terminated;

       (vii) all necessary filings having been made, and all appropriate waiting periods under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the relevant offer and the acquisition of BCM Securities or the Shares, or of control of BCM or the Companies, by CWC, and all material authorizations, orders, recognitions, grants, consents, licenses, confirmation, clearances, permissions and approvals ("Authorizations") necessary for, or in respect of, the relevant offer and the proposed acquisition of any BCM Securities or the Shares, or of control of BCM or the Companies, and to carry on the business of any member of the CWC Group or of the BCM Group or the NYNEX CableComms Group having been obtained, in terms and in a form reasonably satisfactory to CWC, from all appropriate Relevant Authorities and all such Authorizations remaining in full force and effect and there having been no intimation or notice of an intention to revoke or not to renew any of the same and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

      (viii) there being no provision of any material arrangement, agreement, license, permit, franchise or other instrument to which any member of the BCM Group or NYNEX CableComms Group is a party or by or to which any such member or any of their assets may be bound, entitled or subject and which, in consequence of the proposed acquisition of any BCM Securities or Shares, or control of BCM or the Companies, by CWC or otherwise, would or might reasonably be expected to result in (in each case to an extent which is material in the context of the BCM Group or NYNEX CableComms Group taken as a whole except in the case of paragraph (h) below where it shall be to an extent which is material in the context of the BCM Offer and the Offers):

           (a) any moneys borrowed by, or other indebtedness actual or contingent of, any such member of the BCM Group or NYNEX CableComms Group being or becoming repayable or being capable of being declared repayable immediately or prior to its stated maturity date or repayment date or the ability of such member or associate to borrow moneys or incur any indebtedness being withdrawn or inhibited;

           (b) the creation of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any such member or any such security (whenever arising or having arisen) becoming enforceable;

           (c) any such arrangement, agreement, license, permit, franchise or instrument being terminated or adversely modified or any action being taken of an adverse nature or any obligation arising thereunder;

           (d) any material assets or interests of any such member being or becoming liable to be disposed of or charged or any right arising under which any such assets or interest could be required to be disposed of or charged in each case other than in the ordinary course of business;

           (e) the interest or business of any such member in or with any firm, body or person, or any arrangements relating to such interest or business, being terminated or materially and adversely modified or affected;

           (f) any such member ceasing to be able to carry on business under any name under which it presently does so;

           (g) the creation of material liabilities by any such member; or

           (h) the financial or trading positions or prospects of any member being prejudiced or adversely affected;

        (ix) except as publicly announced by BCM or the Companies prior to the date of the Prospectus, no member of the BCM Group or the NYNEX CableComms Group having, since the date of the balance sheet included in the last published audited accounts of BCM or the Companies, as the case may be:

           (a) issued or agreed to issue or authorized or proposed the issue of additional securities of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such securities or convertible securities (except as between BCM and wholly-owned subsidiaries of BCM and between the Companies and wholly-owned subsidiaries of the Companies and except for options granted, and for any BCM Securities or Shares allotted upon exercise of options granted under the option schemes of BCM or the NYNEX CableComms Option Schemes or upon conversion of certain convertible loan notes of
       BCM) or redeemed, purchased or reduced any part of its share capital;

           (b) declared, paid, made or proposed to declare, pay or make any bonus in respect of BCM Securities or Shares, dividends or other distribution other than to other members of the BCM Group or NYNEX CableComms Group, as the case may be;

           (c) authorized or proposed or announced its intention to propose any merger or demerger or material acquisition or disposal of assets or BCM Securities or Shares (other than in the ordinary course of trading or as between members of the BCM Group or NYNEX CableComms Group, as the case may be);

           (d) authorized or proposed or announced its intention to propose any material change in its share or loan capital except for options granted pursuant to the option schemes of BCM or the NYNEX CableComms Option Schemes and for any BCM Securities or Shares allotted upon exercise of such options and except for intragroup issues;

           (e) issued or authorized or proposed the issue of any debentures or incurred or increased any indebtedness or become subject to any contingent liability which is material in the context of the BCM Group or NYNEX CableComms Group taken as a whole;

           (f) disposed of or transferred, mortgaged, charged, encumbered or created any security interest over the whole or part of any asset or any right, title or interest in any asset otherwise than in the ordinary course of business which is material in the context of the BCM Group or NYNEX CableComms Group taken as a whole;

           (g) entered into any contract or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term or unusual nature or involves or could involve an obligation of a nature or magnitude, in either case, which is material in the context of the BCM Group or NYNEX CableComms Group taken as a whole;

           (h) entered into any reconstruction, amalgamation, transaction or arrangement (otherwise than in the ordinary course of business) which is material in the context of the BCM Group or NYNEX CableComms Group taken as a whole;

           (i) taken any corporate action, or had any order made, for its winding-up, dissolution or reorganization or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

           (j) entered into any agreement which consents to the restriction to a material extent of the scope of the business of the BCM Group or NYNEX CableComms Group;

           (k) waived or compromised any material claim otherwise than in the ordinary course of business;

           (l) entered into or varied (in any material respect) the terms of any service agreement with any of the directors of BCM or the Companies; or

           (m) entered into any agreement or commitment or passed any resolution with respect to any of the transactions or events referred to in this paragraph (ix);

        (x) since the date of the balance sheet included in the last published audited accounts of BCM or the Companies, as the case may be, except as publicly announced by BCM or the Companies, as the case may be, prior to the date of the Prospectus:

           (a) there having been no adverse change in the business, financial or trading position or profits or prospects of BCM or the Companies or of any other member of the BCM Group or NYNEX CableComms Group which in any such case is material in the context of the BCM Group or NYNEX CableComms Group taken as a whole;

           (b) no litigation, arbitration proceedings, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the BCM Group or NYNEX CableComms Group which in any such case could have a material effect on the BCM Group or NYNEX CableComms Group taken as a whole; and

           (c) no contingent liability having arisen which would or might be likely materially and adversely to affect the BCM Group or NYNEX CableComms Group;

        (xi) CWC not having discovered that:

           (a) the financial or business or other information concerning the BCM Group or NYNEX CableComms Group as contained in the information publicly disclosed at any time by any member of the BCM Group or NYNEX CableComms Group either contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading; or

           (b) any member of the BCM Group or NYNEX CableComms Group is subject to any liability, contingent or otherwise, which is not disclosed in the last published audited accounts of BCM or the Companies, as the case may be, and which is material in the context of the BCM Group or NYNEX CableComms Group taken as a whole; and

       (xii) CWC not having discovered that:

           (a) any past or present member of the BCM Group or NYNEX CableComms Group or predecessor of any member of such group has not complied with all applicable laws, statutes, ordinances or regulations of any jurisdiction or other requirements of any Relevant Authority with regard to environmental matters, including, without limitation, to the emission, disposal, discharge, spillage or leak of any waste or hazardous substance or any substance likely to impair the environment or harm human health, which non-compliance or any other emission, disposal, discharge, spillage or leak which has occurred would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the BCM Group or NYNEX CableComms Group and which is material in the context of the BCM Group or NYNEX CableComms Group taken as a whole; and

           (b) there is, or is reasonably expected to be, any liability (whether actual or contingent) to make good, remedy, repair, reinstate or clean up any property now or previously owned, occupied, made use of or harmed, contaminated or in any way affected by any past or present member of the BCM Group or NYNEX CableComms Group or predecessor of any member of such group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority or any common law liability (including, without limitation, contract) and which is material in the context of such group taken as a whole.

    ADDITIONAL CONDITIONS TO THE OFFERS. The Offers are also subject to the following additional Conditions (the "Additional Conditions"):

    (A) (i) in the case of the NYNEX CableComms UK Offer, valid acceptances being received (and not, where permitted, validly withdrawn) by 2:30 p.m. (London time), 9:30 a.m. (New York City time), on the Initial Closing Date (as defined in the Prospectus) (or such later time(s) and/or date(s) as CWC may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as CWC may decide) of the NYNEX CableComms UK Ordinary Shares to which the NYNEX CableComms UK Offer relates, provided that this condition will not be satisfied unless CWC shall have acquired or agreed to acquire, whether pursuant to the NYNEX CableComms UK Offer or otherwise, NYNEX CableComms UK Ordinary Shares carrying in aggregate more than 50 per cent. of the voting rights currently exercisable at a general meeting of NYNEX CableComms UK, including for this purpose, to the extent (if any) required by the Panel, any such voting rights which will attach on entry of the securities in the register of members of NYNEX CableComms UK to any NYNEX CableComms UK Ordinary Shares that may be unconditionally allotted or issued while the NYNEX CableComms UK Offer remains open for acceptance or such shorter period as CWC may, subject to the City Code, determine, whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise, and for this purpose:

           (a) the expression "NYNEX CableComms UK Ordinary Shares to which the NYNEX CableComms UK Offer relates" shall be construed in accordance with Sections 428 to 430F of the Companies Act 1985, as amended (the "Companies Act");

           (b) NYNEX CableComms UK Ordinary Shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry upon issue;

           (c) for the purpose of this Condition, the expression "NYNEX CableComms UK Ordinary Shares" shall include NYNEX CableComms UK Ordinary Shares comprised in Units or represented by ADSs, as the case may be;

        (ii) in the case of the NYNEX CableComms US Offer, valid acceptances being received (and not, where permitted, validly withdrawn) by 2:30 p.m. (London time), 9:30 a.m. (New York City time), on the Initial Closing Date (or such later time(s) and/or date(s) as CWC may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as CWC may decide) of the NYNEX CableComms US Shares of Common Stock to which the NYNEX CableComms US Offer relates, provided that this condition will not be satisfied unless CWC shall have acquired or agreed to acquire, whether pursuant to the NYNEX CableComms US Offer or otherwise, NYNEX CableComms US Shares of Common Stock carrying in aggregate more than 50 per cent. of the voting rights currently exercisable at a shareholders' meeting of NYNEX CableComms US, including for this purpose, to the extent (if any) required by the Panel, any such voting rights which will attach on entry of the securities in the register of members of NYNEX CableComms US to any NYNEX CableComms US Shares of Common Stock that may be unconditionally allotted or issued while the NYNEX CableComms US Offer remains open for acceptance or such shorter period as CWC may, subject to the City Code, determine, whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise, and for this purpose:

           (a) the expression "NYNEX CableComms US Shares of Common Stock to which the NYNEX CableComms US Offer relates" shall be construed in accordance with Sections 428 to 430F of the Companies Act as if such provisions were applicable to NYNEX CableComms US Shares of Common Stock;

           (b) NYNEX CableComms US Shares of Common Stock which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry upon issue;

           (c) for the purpose of this Condition, the expression "NYNEX CableComms US Shares of Common Stock" shall include NYNEX CableComms US Shares of Common Stock comprised in Units or represented by ADSs, as the case may be;

    (B) receipt by CWC of written indication from the Department of Trade and Industry of the United Kingdom (the "DTI") and from the Independent Television Commission (the "ITC"), to the effect that CWC's acquisition of the Companies will not lead to the revocation of any licenses (issued pursuant to either the UK Cable and Broadcasting Act 1984 or the UK Broadcasting Act 1990, as amended by the Broadcasting Act 1996 in the United Kingdom (the "Broadcasting Act")) or the revocation of the telecommunication licenses (issued by the DTI pursuant to the UK Telecommunications Act 1984) which are held by any member of the Mercury Group or any member of the NYNEX CableComms Group;

    (C) receipt by CWC of written confirmation from the Office of the Director General of Telecommunication that the Director General has not (i) issued any directions to any member of the NYNEX CableComms Group or the Mercury Group in connection with their telecommunication licenses issued pursuant to the UK Telecommunications Act 1984, (ii) given notice to any member of the NYNEX CableComms Group or the Mercury Group of its intention to make modifications to such license (other than modifications which are to be made to all or substantially all of the licenses issued pursuant to the UK Telecommunications Act 1984), or (iii) taken any steps pursuant to Section 16 of the UK Telecommunications Act 1984 in relation to enforcement of such license;

    (D) receipt by CWC of written confirmation from the ITC that the ITC has not
(i) issued any directions to any member of the NYNEX CableComms Group in connection with any license issued pursuant to the UK Cable and Broadcasting Act 1984 or the Broadcasting Act, (ii) given notice to any member of the NYNEX CableComms Group of its intention to make modifications to any such license (other than modifications which are to be made to all or substantially all licenses issued pursuant to the UK Cable and Broadcasting Act 1984 or the Broadcasting Act, as the case may be), or (iii) taken any steps in relation to enforcement of any such license;

    (E) the BCM Offer becoming or being declared unconditional in all respects (except in respect of any condition relating to the Offers becoming or being declared so unconditional);

    (F) NYNEX (if it has advised C&W and BCI that it is entitled, and intends, to request an opinion pursuant to clause 9(L)(i) of the Transaction Agreement) having received, at or immediately prior to the time at which the Offers would otherwise become or be declared unconditional in all respects, an opinion of Chadbourne & Parke LLP or, if Chadbourne & Parke LLP is unable to give such opinion, an opinion of independent counsel of international standing in the field of US federal income tax reasonably satisfactory to NYNEX, C&W and BCI to the effect that, based upon evidence of share ownership which may reasonably be relied upon pursuant to US Treasury Regulations and the ruling received from the US Internal Revenue Service pursuant to the Additional Condition (G) below, the condition set forth in US Treasury Regulations section 1.367(a)-3(c)(1)(ii), or any successor provision relating to the ownership of the shares of CWC by holders of Shares, is met; and

    (G) NYNEX and the Companies having received the rulings requested from the US Internal Revenue Service in connection with the US tax treatment of NYNEX and US holders of Units who accept the Offers, or NYNEX in connection with the transfer to CWC of the Winston Entities and of the Companies following its proposed domestication.

    The BCM Offer is also subject to additional conditions with respect to BCM that are similar to the above Additional Conditions to the Offers with respect to the Companies, except that the BCM Offer does not have a condition relating to receipt of an opinion or rulings as described in Additional Conditions (F) and (G), respectively, above.

    CWC reserves the right, subject to the provisions of the Transaction Agreement, to waive, in whole or in part, all or any of Conditions (iv) to (xii) inclusive as well as the Additional Conditions and the corresponding additional conditions to the BCM Offer, other than Additional Condition (A) and the corresponding condition to the BCM Offer, provided that CWC may only waive or exercise any discretion in relation to Conditions (vi) and (vii), and Additional Conditions (B), (C) and (D) and the corresponding additional conditions to the BCM Offer, and, with respect to the Offers only, Additional Conditions (F) and
(G) with the consent of BCI and NYNEX. Reducing the Minimum Acceptance Condition requires the agreement of each of C&W, BCI and NYNEX.

    On March 21, 1997, C&W, NYNEX and BCI agreed that none of the Conditions to the BCM Offer will be invoked by reason of:

        (i) the termination of any bank or other borrowing facilities available to any member of the BCM Group, or the making of any new borrowings by any such member to refinance such facilities, by reason or in pursuance of the implementation of the provisions of the Transaction Agreement; or

        (ii) the expenditure of any monies or the incurring of any indebtedness or any liability to expend monies by any member of the BCM Group for the purpose of implementing the network buildout program of the BCM Group in the ordinary course of business.

    A similar agreement was reached on March 21, 1997 in relation to the NYNEX CableComms Group and, in addition, the parties agreed that none of the Conditions to the Offers will be invoked by reason of any member of the NYNEX Cablecomms Group ceasing to be able to use the NYNEX name by reason or in pursuance of any provision of the Transaction Agreement.

    Subject to the above, CWC shall be under no obligation to waive (where permitted) or treat as satisfied any of the Conditions by a date earlier than Monday, May 26, 1997 (or such later date as may be agreed by the Panel) notwithstanding that the other Conditions of the BCM Offer and the Offers have been waived or fulfilled and that there are at such earlier date no circumstances to indicate that any such Conditions may not be capable of fulfillment. If CWC is required by the Panel to make an offer for any of the BCM Securities or the Shares under the provisions of Rule 9 of the City Code, CWC may make such alterations to the above Conditions, including the Minimum Acceptance Condition, as are necessary to comply with the provisions of Rule 9 provided that CWC will only make such alteration to Conditions (vi) and (vii) and Additional Conditions (B), (C) and (D) and the corresponding additional conditions to the BCM Offer and, with respect to the Offers only, Additional Conditions (F) and (G) with the consent of BCI and NYNEX.

    If Additional Condition (G) to the Offers is not satisfied by the latest date on which in accordance with the City Code and/or with the consent of the Panel the Offers may become or be declared unconditional, such condition will, in accordance with the provisions of the Transaction Agreement, be waived unless NYNEX has previously notified C&W and BCI that such condition must be invoked.

    TERMINATION. The Transaction Agreement may be terminated by any party by written notice to the others during the period from the date of such agreement to the date upon which the BCM Offer and the Offers are announced in accordance with Rule 2.5 of the City Code if, in that party's reasonable opinion and having consulted to the extent practicable with the other parties, a Material Adverse Change has occurred in respect of any of CWC, the Companies, BCM or Mercury provided that neither C&W nor BCI may terminate in respect of a Material Adverse Change in respect of CWC, Mercury or BCM, and NYNEX may not terminate in respect of a Material Adverse Change in respect of the Companies. "Material Adverse Change" generally means with respect to any of Mercury, BCM, the Companies, or CWC, any event, occurrence, fact, condition or change occurring after October 22, 1996 that has a materially adverse effect on the business, operations, results of operations, financial condition, assets or liabilities of the relevant person, provided that such effect is sufficiently adverse such as to alter to a significant extent the relative values of Mercury, BCM, the Companies, or CWC, as the case may be, reflected in the consideration payable under the BCM Offer and the Offers or in respect of the acquisition of Mercury by CWC.

    The Transaction Agreement shall terminate automatically (unless the parties otherwise agree) in the following circumstances: (i) if the BCM Offer and the Offers have not been announced for the purposes of Rule 2.5 of the City Code by 9:00 a.m. on June 30, 1997; or (ii) if either of the BCM Offer or the Offers lapses or is withdrawn with the consent of all of the parties to the Transaction Agreement.

    REPRESENTATION ON CWC'S BOARD OF DIRECTORS. The Transaction Agreement provides that, upon the BCM Offer and the Offers becoming or being declared unconditional in all respects, C&W will be entitled to appoint six directors to CWC's Board (including the Chairman and chief executive officer), BCI two directors and NYNEX two directors. Three directors will be appointed by agreement among C&W, BCI and NYNEX.

    NYNEX has appointed Mr. Blackburn, a director of the Companies and an officer of an affiliate of NYNEX, and Mr. Frederic V. Salerno, an officer of NYNEX, as non-executive directors on CWC's Board. Sir Bryan Victor Carsberg, a director of the Companies, has accepted his appointment as an independent non-executive director on CWC's Board.

DE-STAPLING OF CERTAIN UNITS

    Subject to the requisite approvals of holders of NYNEX CableComms UK Ordinary Shares at the NYNEX CableComms UK extraordinary general meeting and the holders of NYNEX CableComms US Shares of Common Stock at the NYNEX CableComms US special meeting, the NYNEX CableComms UK Articles of Association and the NYNEX CableComms US Restated Certificate of Incorporation will be amended to provide, among other things, that notwithstanding the provisions therein requiring that NYNEX CableComms UK Ordinary Shares and NYNEX CableComms US Shares of Common Stock be transferred together and otherwise treated as Units, the Boards of Directors of NYNEX CableComms UK and NYNEX CableComms US, respectively, shall be authorized to permit the transfer or other dealing of a number of NYNEX CableComms UK Ordinary Shares and the transfer, or conversion by way of merger or other dealing, of a number of NYNEX CableComms US Shares of Common Stock, in each case in an amount not to exceed 20 per cent. of the NYNEX CableComms UK Ordinary Shares or NYNEX CableComms US Shares of Common Stock, as the case may be, outstanding immediately prior to the commencement of the Offers, free of the restrictions on transfer or other dealing contained in the NYNEX CableComms UK Articles of Association and the restrictions on transfer or conversion by way of merger or other dealing contained in the NYNEX CableComms US Restated Certificate of Incorporation. These amendments to the NYNEX CableComms UK Articles of Association (the "UK De-stapling Amendment") and the NYNEX CableComms US Restated Certificate of Incorporation (the "US De-stapling Amendment") will allow certain NYNEX CableComms UK Ordinary Shares and NYNEX CableComms US Shares of Common Stock to be transferred or converted separately in order to facilitate the Compulsory Acquisition (as defined below) relating to the NYNEX CableComms UK Offer and the Merger (as defined below).

    The "Compulsory Acquisition" means the compulsory purchases, pursuant to Sections 428 through 430F of the Companies Act, of all NYNEX CableComms UK Ordinary Shares (including those comprised in Units or represented by ADSs), which have not been purchased pursuant to the Offers. The "Merger" means the merger of Cable & Wireless Communications Delaware Inc., a wholly-owned subsidiary of CWC incorporated in Delaware (the "CWC Merger Sub") with and into NYNEX CableComms US pursuant and subject to Section 251 of the Delaware General Corporation Law (the "DGCL"), with NYNEX CableComms US remaining as the surviving corporation. In the Merger, holders of NYNEX CableComms US Shares of Common Stock will receive CWC Ordinary Shares or CWC ADSs, as the case may be, and, as a result of the Merger, NYNEX CableComms US will continue as the surviving corporation and as a wholly-owned subsidiary of CWC.

    The Schedule 14D-1 states that following the Compulsory Acquisition relating to the NYNEX CableComms UK Offer and the Merger, CWC, as the sole beneficial shareholder of NYNEX CableComms UK and NYNEX CableComms US, intends to approve the domestication of NYNEX CableComms UK as a Delaware corporation pursuant to
Section 388 of the DGCL and amendments to the NYNEX CableComms US Restated Certificate of Incorporation and the NYNEX CableComms UK Articles of Association to remove completely the restrictions on the NYNEX CableComms UK Ordinary Shares and the NYNEX CableComms US Shares of Common Stock, including those owned by CWC, which require the transfer of, or other dealing in, such shares only as Units. The Schedule 14D-1 further states that thereafter, NYNEX CableComms UK will file a certificate of domestication and a certificate of incorporation with the Secretary of State of the State of Delaware and become a Delaware corporation for purposes of Delaware law. Notwithstanding the domestication in Delaware, NYNEX CableComms UK will also continue to be governed by the laws of England and Wales. Following the domestication of NYNEX CableComms UK, NYNEX CableComms UK and NYNEX CableComms US will file the amendments to the NYNEX CableComms UK Articles of Association and the NYNEX CableComms US Restated Certificate of Incorporation, respectively.

    COMPULSORY ACQUISITION. The Schedule 14D-1 states that if, on or before July 27, 1997, as a result of the Offers or otherwise, CWC acquires or contracts to acquire NYNEX CableComms UK Ordinary Shares

(including those comprised in Units or represented by ADSs) representing at least 90 per cent. of NYNEX CableComms UK Ordinary Shares (including those comprised in Units or represented by ADSs) to which the NYNEX CableComms UK Offer relates, then (i) immediately prior to the consummation of the Compulsory Acquisition relating to the NYNEX CableComms UK Offer, the respective Boards of Directors of NYNEX CableComms UK and NYNEX CableComms US currently propose, pursuant to the authority granted to them in the proposed amendments to the NYNEX CableComms UK Articles of Association and the NYNEX CableComms US Restated Certificate of Incorporation, if such amendments are approved by the holders of NYNEX CableComms UK Ordinary Shares and the holders of NYNEX CableComms US Shares of Common Stock, respectively, to effect the de-stapling of certain Units in order to facilitate the Compulsory Acquisition relating to the NYNEX CableComms UK Offer and the Merger; and (ii) (a) CWC will be entitled and intends to effect a Compulsory Acquisition to compel the purchase of the remainder of the outstanding NYNEX CableComms UK Ordinary Shares (including those represented by ADSs) on the same terms as those offered in the NYNEX CableComms UK Offer in accordance with Sections 428-430F of the Companies Act; and/or (b) a holder of NYNEX CableComms UK Ordinary Shares (including those represented by ADSs) may require CWC to purchase his or her NYNEX CableComms UK Ordinary Shares on the same terms as those offered in the NYNEX CableComms UK Offer in accordance with Sections 430A and 430B of the Companies Act.

    THE MERGER. The Schedule 14D-1 states that subject to the requisite approvals of the holders of NYNEX CableComms US Shares of Common Stock at the NYNEX CableComms US special meeting, CWC intends to become the 100 per cent. owner of all the outstanding NYNEX CableComms US Shares of Common Stock by means of a merger of the CWC Merger Sub with and into NYNEX CableComms US pursuant and subject to Section 251 of the DGCL. Following the Merger, the separate corporate existence of the acquisition subsidiary will cease and NYNEX CableComms US will continue as the surviving corporation under the name "NYNEX CableComms Group Inc." In the Merger, NYNEX CableComms US Shares of Common Stock (other than NYNEX CableComms US Shares of Common Stock held by NYNEX CableComms US as treasury shares or by its subsidiaries or by CWC and other than NYNEX CableComms US Shares of Common Stock for which appraisal rights, if any, have been properly asserted under Section 262 of the DGCL), including those represented by ADSs, will be converted into the right to receive the same number of CWC Ordinary Shares as such holders of NYNEX CableComms US Shares of Common Stock would have received in the NYNEX CableComms US Offer (including those represented by ADSs) with respect to their NYNEX CableComms US Shares of Common Stock. NYNEX CableComms US Shares of Common Stock held by NYNEX CableComms US as treasury shares or by its subsidiaries will be cancelled in the Merger, and NYNEX CableComms US Shares of Common Stock held by CWC will remain unchanged and outstanding (upon the election by CWC to forego the conversion of the shares of the CWC Merger Sub into shares of the surviving corporation). The directors of the CWC Merger Sub will become the directors of NYNEX CableComms US as the surviving corporation, and the officers of NYNEX CableComms US will become the officers of the surviving corporation.

    CWC, CWC Merger Sub and NYNEX CableComms US have entered into an Agreement and Plan of Merger (the "Merger Agreement") in connection with the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger is subject to the satisfaction at or prior to the effective time of the Merger of (i) the US De-stapling Amendment, the Merger Agreement and the Merger having been approved and adopted by the requisite votes of the shareholders of NYNEX CableComms US; (ii) the UK De-stapling Amendment having been approved by the requisite votes of the shareholders of NYNEX CableComms UK;
(iii) the Offers becoming or having been declared unconditional in all respects; and (iv) subject to the approvals of the UK De-stapling Amendment and the US De-stapling Amendment, the Boards of Directors of NYNEX CableComms UK and NYNEX CableComms US having taken such action, in their absolute discretion, as is necessary to permit the de-stapling of up to 20 per cent. of the outstanding NYNEX CableComms UK Ordinary Shares and NYNEX CableComms US Shares of Common Stock.

    The Merger will become effective at the date and time which is the later of
(i) the date and time of the filing of the certificate of merger relating to the Merger with the Secretary of State of the State of Delaware or (ii) such other date and time as the parties to the Merger Agreement may agree as is set forth in such certificate of merger.

    Pursuant to the Merger Agreement, the parties have agreed that all rights to indemnification existing in favor of the directors and officers of NYNEX CableComms US as provided in the Restated Certificate of Incorporation and By-laws of NYNEX CableComms US on the date of the Merger Agreement with respect to actions or omissions occurring at or prior to the effective time of the Merger, shall survive the Merger and shall continue in full force and effect without amendment, repeal or modification for a period of six years after the effective time of the Merger, unless such modification is required by law, and CWC has agreed to guarantee the obligations of the surviving corporation with respect thereto. For a period of six years after the effective time of the Merger, CWC has agreed to cause the surviving corporation to use its reasonable best efforts to maintain, if available, the existing directors' and officers' liability insurance policies on terms no less advantageous to such directors and officers of NYNEX CableComms US who are currently covered by NYNEX' policies, with respect to matters occurring prior to the effective time of the Merger.

    The foregoing summary of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as Exhibit 3 hereto and is incorporated herein by reference.

    Proxy materials relating to the approval of the UK De-stapling Amendment, the US De-stapling Amendment and the Merger accompany this Schedule 14D-9. The Offer Committee of NYNEX CableComms UK has unanimously recommended approval of the UK De-stapling Amendment to the Board of Directors of NYNEX CableComms UK. The Offer Committee of NYNEX CableComms US has unanimously recommended approval of the US De-stapling Amendment and the Merger to the Board of Directors of NYNEX CableComms US. See Item 4 below. NYNEX has informed the Companies that the NYNEX subsidiary that holds the NYNEX CableComms UK Ordinary Shares and the NYNEX CableComms US Shares of Common Stock intends to vote all of its 67.0 per cent. interest in NYNEX CableComms UK Ordinary Shares and NYNEX CableComms US Shares of Common Stock owned by it in favor of the UK De-stapling Amendment and the US De-stapling Amendment, and has informed NYNEX CableComms US that it intends to cause such subsidiary to vote all of its NYNEX CableComms US Shares of Common Stock in favor of the Merger to satisfy the shareholder approval requirements of Section 251 of the DGCL and as required by NYNEX CableComms US' Restated Certificate of Incorporation. NYNEX also has informed the Companies that it will cause to be voted the Shares owned, indirectly, by NYNEX in favor of any resolutions to adjourn the meetings of the Companies in order to permit the obtaining of such further votes as may be required and further solicitation of proxies in favor of such resolutions. If approved by the requisite vote, it is contemplated that the Merger will become effective at the later of (i) the time as the Compulsory Acquisition relating to the NYNEX CableComms UK Offer becomes effective (if at all) and (ii) the exercise or lapse of all options outstanding under the NYNEX CableComms Option Schemes or the exchange of such options for options over CWC Ordinary Shares. The Schedule 14D-1 states that these shareholder votes are not conditions to either of the Offers.

CWC SHAREHOLDERS' AGREEMENT

    The Schedule 14D-1 provides substantially the following summary of the CWC Shareholders' Agreement (as defined below). The following discussion of the CWC Shareholders' Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the CWC Shareholders' Agreement, a copy of which has been filed as Exhibit 4 hereto and is incorporated herein by reference.

    GENERAL. On March 21, 1997 C&W, BCI, BCM Holdco Limited ("BCMH"), Bell Canada International Holdings Limited ("BCIH"), NYNEX and CWC entered into an agreement setting out the terms of the relationship among them in respect of CWC (the "CWC Shareholders' Agreement"). The CWC

Shareholders' Agreement contains the provisions described below which will take effect upon the BCM Offer and the Offers becoming or being declared unconditional. For the purposes of the description of the CWC Shareholders' Agreement below, each of C&W, BCI (together with BCIH and BCMH), NYNEX and each New Shareholder (as defined below) are referred to as "Shareholders" or a "Shareholder", and a director of CWC appointed by a Shareholder is referred to as a Shareholder-Appointed Director. "Group", when used with respect to any entity, means that entity and its subsidiary undertakings within the meaning of that expression in the Companies Act; provided, however, that references to or including the C&W Group exclude the CWC Group. References to the MTSA, the Secondment Agreement, the Tax Sharing Agreement, the C&W License and the NYNEX Termination Agreement are defined under "Management and Technical Services Agreement", "Secondment Agreement", "Tax Agreements," "C&W License" and "NYNEX Termination Agreement" below.

    CWC'S BUSINESS. The parties to the CWC Shareholders' Agreement have agreed that the business of CWC ("CWC's Business") will be: (i) to carry on in the United Kingdom businesses consisting of the operation and/or licensing of owned or leased telecommunication networks (including fixed, mobile and satellite networks and broadband networks) and cable TV networks, and the supply and/or licensing of telecommunication services and products in each case irrespective of the technologies being used (including voice, data, software and image services and products) and of cable TV services and products, (ii) to carry on such businesses outside the United Kingdom as are, at the date of the CWC Shareholders' Agreement, carried on outside the United Kingdom by the CWC Group and (iii) such other businesses as the CWC Board may decide, subject to the Shareholder-Appointed Directors' veto rights described under "Reserved Matters" below.

    Certain restrictions relating to mobile, private branch exchanges ("PBXs") and paging operations in the United Kingdom apply to members of the CWC Group. In relation to mobile, members of the CWC Group may not, while CWC is a subsidiary undertaking of C&W and while C&W has an interest in One 2 One, carry on or have an economic interest in a person which carries on, or has applied for a license to carry on, as all or part of its business, the activity of running a mobile radio voice telephony network for the provision of telecommunication services to the general public within any part of the United Kingdom.

    In relation to PBXs, subject to certain exceptions, Mercury and its subsidiary undertakings may not within three years from October 31, 1995 be involved in the United Kingdom in a business which sells, rents, distributes, installs or maintains a PBX involving a private telephone switch located in a customer's premises that provides switching as well as enhanced features to the customer's premises (including private automatic branch exchanges), other than as permitted in a co-operation agreement with the Siemens subsidiary to which Mercury sold its PBX business.

    In relation to paging, subject to certain exceptions, Mercury and its subsidiary undertakings may not within three years from July 15, 1996 be involved in owning, operating, selling, marketing, distributing or otherwise dealing in or with one-way paging or two-way paging provided by means of a paging system in the United Kingdom, I.E., a telecommunication system operating through the use of certain radio frequencies, other than as permitted under a supply and marketing agreement with its former subsidiary, Page One Communications Limited. In the same period, the restriction extends to selling, leasing, marketing or distributing in the United Kingdom pagers or other subscriber equipment commonly used in a paging system or marketing and/or re-selling one-way paging and/or two-way paging, or carrying on one-way paging or two-way paging, in any case, to the extent that it involves the use of a paging system.

    C&W, BCI and NYNEX have each agreed that while its Group holds 10 percent or more of the aggregate issued and outstanding share capital of CWC at the relevant time, it will, if its board or the board of directors of one of its subsidiaries decides to establish a business in the United Kingdom which falls within CWC's Business (a) inform the CWC Board immediately before the earlier of establishing that business and any public announcement of the same, (b) use its best endeavors to prevent disclosure to the competing business of any confidential information relating to CWC's Business, and (c) use its best endeavors to ensure that no director of CWC appointed by it has any executive involvement or holds any position in the competing business.

    No notification or other obligation (as discussed in the preceding paragraph) will arise in respect of (a) a business which is incorporated and operating outside the United Kingdom which offers, provides or seeks to provide services or products to customers in the United Kingdom where those services or products are offered as part of that business's ordinary business to customers throughout the world or any part of the world which includes, but is not limited to, the United Kingdom, (b) the offering of services or products on a global or international basis covering an area including (but not limited to) the United Kingdom, (c) acquiring or holding shares in or debentures of a company the shares of which are listed or dealt in on any stock exchange and which are shares or debentures, which when aggregated with the holdings of the relevant Group, confer not more than 10 per cent. of the votes that could be cast in a general meeting of the relevant company, and (d) the ownership, installation and/or maintenance of undersea cables. If any Shareholder's Group acquires a competing business in the United Kingdom then, so long as the main purpose of the acquisition was not to acquire the competing business and the competing business is not a major and substantial part of the total activities of the company, group or business acquired, the notification obligation does not arise but the obligations described above regarding disclosure of confidential information and avoiding the involvement of CWC's Directors in the competing business will apply.

    Each of C&W, BCI and NYNEX have agreed that its Group (while such Group owns 10 percent or more of the issued and outstanding ordinary share capital of CWC) will, if it carries on business outside the United Kingdom, consider, subject to certain exceptions, using CWC as its preferred agent, representative or carrier in the United Kingdom in respect of activities falling within CWC's Business. Equally, CWC will, while any of the C&W, BCI or NYNEX Groups holds 10 percent or more of the ordinary share capital of CWC, consider using that Shareholder's Group as its preferred agent, representative or carrier in countries where a member of that Group offers the relevant services.

    C&W has also agreed that while its Group holds 30 per cent. or more of the aggregate issued and outstanding ordinary share capital of CWC it will not establish, acquire or carry on any business in the United Kingdom which involves the ownership or leasing of telecommunications networks or cable television networks of the nature acquired by CWC pursuant to the Transactions. CWC is not so acquiring C&W's business of Cable & Wireless Business Networks, Cable & Wireless Network Services and Cable & Wireless Marine.

    The directors of CWC who are not appointed by the Shareholders may by majority vote approve the acquisition or carrying on by C&W of any business described in the preceding paragraph (a "Restricted Business").

    C&W may also acquire a Restricted Business which CWC has the financial resources to acquire provided that C&W has offered CWC the opportunity to acquire the Restricted Business and CWC has decided by a vote of the directors of CWC not appointed by the Shareholders not to acquire the Restricted Business.

    If C&W acquires a business which includes a Restricted Business which CWC has the financial resources to acquire when the main purpose of the acquisition is not the acquisition of the Restricted Business and the Restricted Business is not a major part of the business acquired, then C&W will procure that the Restricted Business is offered to CWC at the acquisition price for the Restricted Business. If any decision of CWC not to acquire the Restricted Business does not include the directors not appointed by the Principal Shareholders voting against the acquisition, then C&W shall not carry on the Restricted Business.

    C&W may also hold shares or debentures in a Restricted Business if such shares or debentures are listed or dealt in on any stock exchange and the holding does not exceed 10 per cent. of the voting capital.

    SHAREHOLDER-RELATED ARRANGEMENTS. Each Shareholder has agreed that members of its Group will enter into contracts with CWC on a normal commercial basis and on arm's length terms. In addition, each Shareholder has agreed that any agreement or arrangement proposed to be entered into between (a) any member of the CWC Group and (b) any member of that Shareholder's Group will be submitted to the CWC Board for approval in accordance with the "disinterested vote procedure" described below.

    The parties to the CWC Shareholders' Agreement have agreed that, after the BCM Offer and the Offers become or are declared unconditional, the CWC Board will review existing arrangements, agreements, policies and undertakings (other than the MTSA, the Secondment Agreement, the C&W License and the NYNEX Termination Agreement) between (a) members of the CWC Group and (b) members of any Shareholder's Group. The CWC Board will conduct this review with a view to determining whether it is in the interests of the relevant member of the CWC Group to continue with the agreement, arrangement, policy or undertaking (each an "Arrangement") on the same terms, to terminate it or to seek its amendment to arm's length terms. Any decision shall be taken by a simple majority of those directors of CWC in attendance and voting but excluding any directors of CWC appointed by the Shareholder whose Group includes the party to the Arrangement in question (the "disinterested vote procedure"). If the CWC Board decides to terminate an Arrangement, then any costs of the CWC Group arising from such termination will be borne by the relevant Shareholder.

    This review is expected to take place within six months after the BCM Offer and the Offers become or are declared unconditional in all respects. If an Arrangement which should be subject to this review comes to the attention of the CWC Board at a later date, the CWC Board will conduct is review at that point in accordance with the disinterested vote procedure. If the CWC Board decides to terminate any such Arrangement at that point, then the relevant Shareholder will, in addition to termination costs, make a compensation payment to CWC to the extent that the CWC Group has paid more or received less than an arm's length amount under the relevant Arrangement after the latest date intended for the CWC Board review.

    The parties to the CWC Shareholders' Agreement have also agreed that the disinterested vote procedure will apply (a) before a member of the CWC Group enters into any new Arrangement with any members of any Shareholder's Group and
(b) to any amendment to, or implementation of, any existing Arrangement.

    BCI has agreed that if an Arrangement between a member of the CWC Group and a member of the BCE Group (other than the BCI Group) comes to the CWC Board for review, the disinterested vote procedure will apply and no director appointed by BCI will be entitled to vote in respect of that Arrangement. In addition, the parties have agreed that the disinterested vote procedure will apply to any decision to be taken by the CWC Board relating to the conduct of any dispute or the enforcement of any Arrangement between a Shareholder, on the one hand, and CWC, on the other hand, including the MTSA, the Secondment Agreement, the Tax Sharing Agreement, the C&W License and the NYNEX Termination Agreement.

    The parties have agreed that certain existing Arrangements between the Companies, BCM, and Mercury, on the one hand, and their current shareholders and/or such shareholders' subsidiaries, on the other hand, will terminate when the BCM Offer and the Offers become or are declared unconditional. The parties have also agreed that, with certain exceptions, any costs which would otherwise be borne by the CWC Group as a result of such termination will be borne by the relevant Shareholder.

    The parties to the CWC Shareholders' Agreement have agreed that the MTSA, the Tax Sharing Agreement and the Secondment Agreement will be entered into by the relevant parties as soon as the BCM Offer and the Offers become or are declared unconditional. Any subsequent amendment of those agreements as well any agreements or other documents relating to their implementation will be subject to the disinterested vote procedure.

    C&W has agreed to execute and deliver to CWC the C&W License and NYNEX has agreed to execute and deliver to CWC the NYNEX Termination Agreement.

    C&W currently participates, with other companies within its Group (including Mercury), in group development programs. C&W has agreed that CWC will have the right, for so long as it is a subsidiary undertaking of C&W, to participate in existing and future group development programs, either on the terms, from time to time, set out by the Group Development Board responsible for managing such programs, or on such other terms as may be agreed between C&W and CWC subject to the disinterested vote procedure.

    TRANSACTION AGREEMENT. The parties to the CWC Shareholders' Agreement have agreed that certain provisions of the Transaction Agreement will be superseded by the CWC Shareholders' Agreement and other agreements upon the BCM Offer and the Offers becoming or being declared unconditional. In all other respects, the Transaction Agreement will remain in full force and effect.

    CWC ARTICLES. The parties to the CWC Shareholders' Agreement have agreed that the CWC Articles of Association (the "CWC Articles") will come into force on the date the BCM Offer and the Offers become or are declared unconditional. The CWC Articles contain rights for the Shareholders to appoint directors and other matters as described in the Prospectus and is filed as Exhibit 5 hereto and is incorporated herein by reference. The Shareholders have also agreed that they will comply with the provisions of the CWC Articles.

    RESERVED MATTERS. The CWC Articles and the CWC Shareholders' Agreement provide and the Shareholders have agreed, subject to the global alliance provisions described below, that:

    (a) the following matters will require approval at a meeting of the CWC Board and shall not be approved if any Shareholder-Appointed Director votes against the relevant resolution:

        (i) acquisitions and disposals by the CWC Group with a value of more than L100 million, other than in the ordinary course of business;

        (ii) a change in the nature or scope of CWC's Business;

       (iii) the issue by CWC or any of its subsidiary undertakings of shares or other securities or rights to acquire shares or other securities;

        (iv) an investment by a strategic partner in CWC or any of its subsidiary undertakings;

        (v) the proposal of any resolution to change the CWC Articles at any meeting of the shareholders of CWC and any proposal to change the articles of association or other constitutional documents of any subsidiary undertaking of CWC at any meeting of the shareholders of that subsidiary undertaking;

        (vi) the adoption or amendment of all or part of the annual capital expenditure budget for CWC and its subsidiary undertakings;

       (vii) the appointment or re-appointment of any director of CWC other than a Shareholder-Appointed Director, including the proposal of any resolution so to appoint or re-appoint any such director at a meeting of the shareholders of CWC and/or any director of a subsidiary undertaking of CWC; and

    (b) no allotment or issue of equity securities (within the meaning of sections 94(2) and 94(3) of the Companies Act) or voting securities of CWC or grant of rights in respect of any voting securities of CWC either pursuant to an offer to Principal Shareholders made by CWC in accordance with the CWC Shareholders' Agreement or otherwise, shall be made unless both that allotment, issue or grant and any allotment or issue of equity securities (as so defined) or voting securities of CWC, pursuant to an offer made to Principal Shareholders under the CWC Shareholders' Agreement in connection with that allotment, issue or grant, is approved by resolution of shareholders of CWC in general meeting or otherwise where such approval is required by the rules of the London Stock Exchange or otherwise.

    The Shareholders have also agreed, subject to the global alliance provisions described below, that the following matters will require approval at a meeting of the CWC Board and shall not be approved if either

(a) a director appointed by a Shareholder entitled to appoint five or more directors or (b) at least two Shareholder-Appointed Directors or their Groups, vote or votes, as the case may be, against the relevant resolutions:

        (i) the borrowing of money or granting of any form of security by any member of the CWC Group if the aggregate amount borrowed or secured by the CWC Group as a whole exceeds L100 million;

        (ii) the adoption or amendment of the whole or any part of the annual operating budget and annual business plan for CWC and its subsidiary undertakings; and

       (iii) the appointment of any senior manager (not being a director of CWC) of CWC or any of its subsidiary undertakings and for this purpose a "senior manager" is any of (a) the Chief Operating Officer, Marketing Director, Finance Director, Human Resources Director, Information Technology Director, Legal Director, Company Secretary and Business Development Director, and (b) the Managing Directors of Consumer Markets, SME Markets, Corporate Markets, International and Partner Services, Customer Operations and Networks and any successors to any such function.

    POTENTIAL GLOBAL ALLIANCE. The parties to the CWC Shareholders' Agreement have agreed that CWC management and any of BCI, NYNEX and C&W (in each case while its Group owns 10 percent, or more of the issued and outstanding CWC Ordinary Shares at the relevant time) may put a proposal to the board of CWC that the CWC Group participates in a global alliance involving commercial co-operation on an international basis between any of BCI, NYNEX or C&W and another company or group of companies that provide telecommunication or entertainment services either entirely or in significant part outside the United Kingdom. If such a proposal is made, the following provisions (the "global alliance provisions") will apply.

    The decision whether or not to participate, and the terms and conditions of such participation, in such global alliance will be taken by simple majority vote of the directors of CWC. However, the disinterested vote procedure will apply in respect of any term or condition of the global alliance, or CWC's participation in such alliance, that would involve an agreement or arrangement between any member of the CWC Group on the one hand, and any member of a Shareholder's Group, on the other hand, pursuant to which goods or services would be provided between them. If that agreement or arrangement is necessary for the purposes of the participation by BCI, NYNEX or C&W in the global alliance and does not include projected or actual billings in any one year of more than one per cent. of the CWC Group's total revenues or, in the case of a global alliance proposed prior to the production of CWC's first audited financial results, or where such results cover a period of six months or less, more than L20 million, the parties have agreed that the Shareholder-Appointed Directors entitled to vote under the disinterested vote procedure may not reject it unless it is not on arm's length terms and/or it involves a transfer of value out of CWC.

    Any term or condition of a global alliance, or CWC's participation in such global alliance, that involves any matter which is the subject of veto rights (see "Reserved Matters" above), remains subject to those veto rights except that those veto rights shall not apply to and a simple majority vote of the directors of CWC will be sufficient to approve:

        (i) a change in the geographic scope of CWC's Business to enable the CWC Group to participate in the proposed global alliance, subject to certain restrictions designed to avoid breach of existing contractual restriction imposed upon the Shareholders and their parent undertakings;

        (ii) incremental capital expenditures to be incurred by the CWC Group in connection with its participation in the global alliance, provided that neither the projected nor the actual capital expenditure shall exceed L50 million in the aggregate over the five-year period covered by the business plan presented for that proposed participation;

       (iii) the adoption or amendment or any element of the annual operating budget for the CWC Group, to the extent that such element involves an increase or decrease in budgeted operating income resulting from participation in the global alliance, provided that neither the projected nor the actual decrease in such operating income shall exceed L50 million in the aggregate for those years (falling within a five-year period covered by the business plan presented for that proposed participation) during which the global alliance is projected to or produces a loss for the CWC Group; and

        (iv) the adoption or amendment of any element of the annual business plan for CWC to the extent that it reflects any of (i), (ii) or (iii) above, and to the extent that any such element reflects any change other than those which are otherwise subject to the vetoes described under "Reserved Matters" above.

    CWC INFORMATION. The parties to the Shareholders' Agreement have agreed that Shareholders will have access to necessary financial, accounting, taxation and other information regarding CWC to allow them to comply with their obligations in relation to announcements of financial results, audits, tax and regulatory filings and for the purposes of the conduct of certain types of litigation. In addition, each Shareholder has certain rights to audit the financial statements of CWC.

    PURCHASES OF CWC SHARES. Each Shareholder has undertaken that, if it wishes to purchase additional CWC Ordinary Shares, each other Shareholder who, or whose Group, holds 10 percent or more of the issued and outstanding CWC Ordinary Shares at the relevant time, will be entitled to sell a proportion of those shares to that person (the "Purchaser"). The Purchaser will notify the other Shareholders of the total number of CWC Ordinary Shares it wishes to purchase. Each other Shareholder may offer to sell CWC Ordinary Shares to the Purchaser and such offers will be accepted in accordance with the procedures set forth in the CWC Shareholders' Agreement. The price for any such purchases will be the price at which the same number of CWC Ordinary Shares could have been purchased on the market in London at the close of business on the day prior to the date on which the Purchaser notifies the other Shareholders that it wishes to make a purchase.

    The Purchaser is entitled to buy CWC Ordinary Shares from third parties only to the extent that the other Shareholders either fail to offer to sell or fail to tender their shares within certain specified periods. No purchases will be made otherwise than from other Shareholders to the extent that, following such purchase, the public shareholdings in CWC would be insufficient to retain a quotation or trading facility or listing on all stock exchanges or security markets upon which CWC is, for the time being, quoted, traded or listed.

    C&W SALES. C&W has agreed that if, following a disposal of CWC Ordinary Shares or any direct or indirect interest in such shares, the C&W Group would own less than 50.1 percent but 10 percent or more, of the total issued ordinary share capital of CWC, C&W will use all reasonable endeavors to procure that on that disposal (and any subsequent disposal) either (i) an offer is made to each of the other Shareholders to purchase the same proportion of their or their Groups' respective holdings or interests in CWC Ordinary Shares as the number of CWC Ordinary Shares (or interests in them) disposed of by the C&W Group represents of its total holding before such disposal, on the same terms and conditions as are applicable to that disposal, or (ii) the purchaser of such CWC Ordinary Shares makes a takeover offer for CWC on the terms set out in Rule 9 of the City Code, whether or not such rule would normally be applicable under the relevant circumstances. This right will remain available to a Shareholder even if it and its Group ceases to hold 10 percent of CWC's issued and outstanding ordinary share capital.

    NEW SHARE ISSUES. The parties to the CWC Shareholders' Agreement have agreed the following in relation to any allotment by CWC of equity securities (within the meaning of section 94(2) of the Companies Act) or other securities which confer on the holder the right to vote at general meetings of CWC on all, or substantially all matters.

    Where such securities are to be paid up in cash, CWC will first offer each Shareholder, on the same terms, the right to subscribe for up to such number of those securities as will leave its Group holding such proportion of the equity or voting share capital in CWC as it held immediately prior to the allotment or issue (assuming that each Shareholder's Group takes up its entitlement in full). Where such securities are to be paid up otherwise than in cash, each Shareholder will be entitled to subscribe in cash at the value attributable to those securities by reference to that non-cash consideration for up to such number of those securities as will leave its Group holding such proportion of the equity or voting share capital of CWC as it held immediately prior to that allotment or issue (assuming that each Shareholder's Group takes up its entitlement in full). If the Shareholders and CWC are unable to agree the value attributable to equity securities for the purposes of the above provisions, then the matter may be submitted to an independent merchant bank for final determination.

    In addition, each Shareholder has an option to elect to subscribe for whatever number of additional securities it wishes in the event that any of the other Shareholders do not subscribe their PRO RATA entitlement in full. If such elections are made, as between competing Shareholders, securities will be allocated, to the extent possible, PRO RATA by reference to each electing Shareholder Group's holdings of relevant securities of CWC at the date of the offer to subscribe.

    The above provisions will continue to apply for the benefit of a Shareholder even if its Group ceases to hold 10 percent of CWC's issued and outstanding ordinary share capital. The provisions do not apply to the issue of shares pursuant to the exercise of any options granted under any CWC employee share option schemes.

    NYNEX PROTECTION. The Shareholders have agreed that they will take all steps open to them to procure that CWC does not, at any time before the expiry of the two year period following the consummation of the merger of NYNEX and Bell Atlantic Corporation or, if earlier, such time as NYNEX ceases to account for the financial results of CWC and its subsidiary undertakings using the equity method in NYNEX's consolidated accounts, issue any share or grant any options over its shares if the effect would reasonably be expected in NYNEX's judgment, supported by the opinion of its independent auditors (addressed to each of the Shareholders), to prejudice its and Bell Atlantic Corporation's accounting treatment of their merger as a pooling of interests under applicable US accounting rules. NYNEX has agreed that it will notify the other Shareholders of the consummation of the merger of NYNEX and Bell Atlantic Corporation and NYNEX ceasing to account for the financial results of CWC using the equity method in NYNEX's consolidated accounts.

    The parties to the CWC Shareholders' Agreement have agreed that, for so long as CWC remains an affiliate of NYNEX (for the purposes of the US Communications Act of 1934 as amended by the US Telecommunications Act of 1996 (the "US Telecommunications Act")), CWC will not do anything which would result in it or NYNEX being in breach of the US Telecommunications Act. In addition, the Shareholders and CWC have agreed to put in place certain compliance, monitoring and reporting procedures in respect of the US Telecommunications Act.

    SHAREHOLDER INDEMNITIES. Each of C&W, BCI, NYNEX has given an indemnity to CWC and each other (for its own benefit and for the benefit of certain other companies within each of their Groups and their respective directors, officers and employees) relating to information contained in the Prospectus and other documents. Each indemnitor has agreed to indemnify each indemnified person against all claims and losses which the indemnified person may suffer as a result of any such document containing any untrue statement (or any allegedly untrue statement) of a material fact about the indemnitor, its Group or its Relevant Target (as defined below) or omitting or allegedly omitting to state therein, a material fact about the indemnitor, its Group or its Relevant Target required to be stated therein or necessary to make the statements therein about it, its Group or its Relevant Target, in the light of the circumstances in which they were made, not misleading in any material respect. For this purpose, "Relevant Target" means (a) in the case of C&W, Mercury, its subsidiaries and associates and CWC, (b) in the case of NYNEX, the Companies, its subsidiaries and associates and the Winston Entities and (c) in the case of BCI, BCM and its subsidiaries and associates.

    DURATION OF AGREEMENT. Unless expressly stated otherwise in the CWC Shareholders' Agreement, the provisions of the CWC Shareholders' Agreement apply to a Shareholder Group for so long as its Group holds 10 percent or more of the CWC Ordinary Shares.

    The parties have agreed that any New Shareholder (as defined below) will be entitled to join in and adhere to the CWC Shareholders' Agreement and, if it does so, it will have the same rights and be subject to the same restrictions as any other Shareholder who is party to the CWC Shareholders' Agreement. For this purpose a "New Shareholder" means any of:

        (i) a person who is not a company and who holds 10 percent or more of the issued and outstanding ordinary share capital of CWC (a "Qualifying Holding");

        (ii) a company which has no parent undertaking and which (alone or together with subsidiary undertakings) holds a Qualifying Holding; and

       (iii) the parent undertaking of a company or companies which together or alone hold a Qualifying Holding;

provided that, in each case, the Qualifying Holding was acquired directly or indirectly from any member or members of (a) the C&W Group, (b) the BCI Group, or (c) the NYNEX Group or any successor in title to their CWC Ordinary Shares.

    OTHER. The parties have agreed that, save in certain limited circumstances, none of their rights or obligations under the CWC Shareholders' Agreement may be assigned or transferred.

    The parties to the CWC Shareholders' Agreement have given confidentiality undertakings in respect of the confidential information of or relating to each of the other parties.

    Disputes arising in relation to the CWC Shareholders' Agreement are to be resolved by arbitration in London conducted in accordance with the rules of the London Court of International Arbitration. The parties are not, however, precluded from seeking injunctive relief in respect of any matter arising under the CWC Shareholders' Agreement in any court of competent jurisdiction.

MANAGEMENT AND TECHNICAL SERVICES AGREEMENT

    The Schedule 14D-1 provides that:

    BCI, NYNEX or C&W (together the "Principal Shareholders") and CWC will, as soon as the BCM Offer or the Offers become or are declared unconditional, enter into a management and technical services agreement (the "MTSA"). Pursuant to the terms of the MTSA, each of the Principal Shareholders will provide various services to CWC at CWC's request including tax, legal, treasury and corporate finance and human resource services. Under the MTSA, the services which may be provided by CWC to each of the Principal Shareholders include payroll and accounting, car fleet management and VAT services. The terms and conditions of any services requested will be negotiated and agreed on an arm's length basis, subject to the disinterested vote procedure described under "Shareholder Related Arrangements" above. Each of the parties will be free to obtain services from third parties in respect of matters covered in the MTSA.

    The MTSA can be terminated with respect to a Principal Shareholder (i) on one year's notice in the event that the voting rights of that Principal Shareholder together with its Group in CWC fall below 10 per cent., or (ii) at any time in the event of a material breach of the MTSA or in the provision of services under the MTSA.

    The foregoing summary of the MTSA does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of the MTSA to be entered into among the Principal Shareholders and CWC, a copy of which has been filed as Exhibit 6 hereto and is incorporated herein by reference.

SECONDMENT AGREEMENT

    The Schedule 14D-1 provides that:

    The Principal Shareholders and CWC will also, as soon as the BCM Offer and the Offers become or are declared unconditional, enter into the Secondment Agreement pursuant to which each of the Principal Shareholders, on the one hand, and CWC, on the other hand, will, subject to certain conditions, be able to second their employees or employees of their subsidiary undertakings to each other, respectively, or to companies within their respective Groups. The fee for any such secondment will broadly be based on the employee's salary, remuneration and other benefits paid or provided to the employee by the providing company.

    The Secondment Agreement is expressed to be for an initial two year term and shall continue thereafter, with respect to a party, unless three months' written notice is given by CWC, with respect to all or any of the Principal Shareholders, or by all or any of the Principal Shareholders with respect to CWC. It is terminable immediately with respect to a Principal Shareholder if that Principal Shareholder is subject to any insolvency proceedings or with respect to all parties if CWC is subject to any insolvency proceeding.

    The foregoing summary of the Secondment Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of Secondment Agreement to be entered into among C&W, BCI, NYNEX and CWC, a copy of which has been filed as Exhibit 7 hereto and is incorporated herein by reference.

TAX AGREEMENTS

    The Schedule 14D-1 provides that:

    TAX SHARING AGREEMENT. Under the Tax Sharing Agreement entered into on March 21, 1997 among C&W, BCI, BCMH, BCIH, NYNEX and CWC (i) the tax affairs of CWC will be managed on a "stand alone" basis; (ii) dividends paid by CWC will be paid outside of any election under Section 247 of the ICTA; (iii) C&W will be entitled to surrender to CWC ACT to the fullest extent permitted by law (such surrender to be for payment); (iv) the Shareholders will consider proposals to structure such surrenders in such a way as to reduce any tax disadvantage for NYNEX; (v) CWC will make, at the request of NYNEX, certain elections with regard to its subsidiaries for the purposes of reducing US tax disadvantages to NYNEX, unless such elections would have a detrimental effect on the affairs of CWC, its subsidiaries, or the other Shareholders; and (vi) CWC will consult generally with the Shareholders regarding its tax affairs.

    NYNEX TAX AGREEMENT. Under this agreement entered into on March 21, 1997 between NYNEX and CWC, CWC undertakes to NYNEX not to take certain actions which would result in NYNEX realizing a taxable gain under section 367 of the US Internal Revenue Code. CWC also agrees to cause its subsidiaries to join with NYNEX in requesting the US Internal Revenue Service to enter a US tax closing agreement assuring that an exchange of shares by NYNEX or the Winston Entities pursuant to the Transaction Agreement will not constitute a "triggering event" in respect of certain dual consolidated losses which have previously been claimed by NYNEX. In this respect, CWC also agrees not to take certain actions which would result in loss recapture for NYNEX.

    NYNEX TAX ALLOCATION AGREEMENT. This agreement entered into on March 21, 1997 between NYNEX and CWC provides for various undertakings to be given by NYNEX to CWC in respect of the taxation affairs of the Winston Entities including various indemnities in relation to the same.

    The foregoing summaries of the Tax Sharing Agreement, NYNEX Tax Agreement and NYNEX Tax Allocation Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the forms of the respective agreements, copies of which have been filed as Exhibits 8, 9 and 10 respectively, hereto and are incorporated herein by reference.

C&W LICENSE

    The Schedule 14D-1 provides that:

    C&W has agreed to grant to CWC, effective from the date on which the Mercury Purchase Agreements are completed, the right to use the "Cable & Wireless", "C&W" and Globe Device trade marks (together with other trade marks relating to C&W products currently offered by Mercury) in the United Kingdom on a royalty free basis. In particular, CWC will be able to use "Cable & Wireless" as part of its corporate name. CWC's use of the trade marks must be in accordance with the guidelines issued by C&W.

    CWC will also be licensed by C&W to use those marks in any territories into which the CWC Board intends CWC to expand, unless the trade marks have already been exclusively licensed to a third party within that territory. CWC may not sub-license the use of the marks other than to its own subsidiary undertakings.

    Either party may terminate the license in the event of certain breaches or if the other becomes insolvent. C&W can also terminate when its shareholding in CWC falls below 10 per cent. (or if CWC challenges the validity of the trade marks).

    The foregoing summary of the C&W License does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of C&W License, a copy of which has been filed as Exhibit 11 hereto and is incorporated herein by reference.

NYNEX TERMINATION AGREEMENT

    The Schedule 14D-1 provides that under the NYNEX Trade Mark Termination Agreement (the "NYNEX Termination Agreement") to become effective on the Offers becoming or being declared unconditional, among NYNEX, the Companies and NYNEX CableComms Limited, the parties agree to terminate an earlier Trade Mark Agreement dated May 15, 1995, between NYNEX ("the Licensor") and the other parties to the NYNEX Transitional License (the "Licensees"). The effect of the NYNEX Termination Agreement is to provide that the Licensees cease use of the NYNEX trade mark in accordance with the termination provisions of the original license, within 180 days of the date of the NYNEX Termination Agreement and that, despite early termination of the license, no further royalties shall be payable (with the exception of royalties due in the month that the NYNEX Termination Agreement is signed). The foregoing summary of the NYNEX Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of NYNEX Termination Agreement, a copy of which has been filed as Exhibit 12 hereto and is incorporated herein by reference.

REGISTRATION RIGHTS AGREEMENT

    The Schedule 14D-1 provides that the Principal Shareholders and CWC have agreed, effective upon completion of the BCM Offer and the Offers, that, subject to certain exceptions, each Principal Shareholder will have the right, at CWC's expense, (i) to require CWC to include all or any portion of the CWC Ordinary Shares beneficially owned by them in any registered offering by CWC of CWC Ordinary Shares or CWC ADSs under the US Securities Act of 1933, as amended and
(ii) after completion of the BCM Offer and the Offers, to cause CWC to prepare and file a registration statement with the Commission under the Securities Act, and to comply with applicable state securities laws, for an offering in the U.S. of all or any part of the CWC Ordinary Shares beneficially owned by the Principal Shareholders ("Demand Registration") representing not less than 2 percent of the outstanding CWC Ordinary Shares. Certain costs associated with Demand Registrations will be borne by CWC; PROVIDED, HOWEVER, that CWC shall have no obligation to pay costs for more than five consummated Demand Registrations for any Principal Shareholder. The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of the Registration Rights Agreement among the Principal Shareholders and CWC, a copy of which has been filed as Exhibit 13 hereto and is incorporated herein by reference.

INTERCONNECTION AGREEMENT

    The Companies entered into an interconnection agreement with Mercury on November 11, 1996, as amended of February 11, 1997 (the "Interconnection Agreement"), pursuant to which the Companies' digital switches interconnect with the networks of Mercury for national and international calls, and for local calls where only one party is a customer of the Companies. The Interconnection Agreement expires on March 31, 1998. The foregoing summary of the Interconnection Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Interconnection Agreement and amendment thereto, entered into by the Companies and Mercury, copies of which have been filed as Exhibit 14 and Exhibit 15 hereto and are incorporated herein by reference.

COST ALLOCATION POLICY

    C&W, BCI and NYNEX have agreed among themselves to bear their own respective costs in connection with the Transactions, except that costs (including certain costs of the Companies) relating to the listing of CWC securities, the preparation of CWC's Registration Statement on Form F-4 and the integrated offering documents will be borne by CWC. All costs in excess of L50,000 which will be borne by CWC are subject to approval by CWC's Merger Steering Committee, which consists of a representative from each of C&W, NYNEX and BCI.

    In the event the Transactions do not take place, (i) C&W, BCI and NYNEX will be liable for their PRO RATA portion of the costs of forming CWC based on their respective equity stakes as if the Transactions had been consummated (excluding the proportion of shares to be publicly listed); (ii) C&W, BCI and NYNEX will bear costs related to their respective subsidiaries in connection with the due diligence investigation undertaken; and (iii) BCM and the Companies will bear their respective costs associated with their respective financial and legal advisors in connection with the consideration of the BCM Offer and the Offers, respectively. The foregoing summary of the Cost Allocation Policy does not purport to be complete and is qualified in its entirety by reference to the complete text of the Cost Allocation Policy, a copy of which has been filed as
Exhibit 16 hereto and is incorporated herein by reference.

INDEMNIFICATION AND INSURANCE

    NYNEX CableComms US' Restated Certificate of Incorporation provides that no director of NYNEX CableComms US shall be liable to NYNEX CableComms US or its stockholders for monetary damages resulting from a breach of his fiduciary duty as a director except as may otherwise be required by the General Corporation Law of the State of Delaware.

    In addition, NYNEX CableComms US' By-Laws generally provide that NYNEX CableComms US shall indemnify directors and officers (a) against expenses, judgments, fines and amounts paid in settlement in connection with any action, suit or proceeding involving such person by reason of his capacity as such if, other than in an action by or in the right of NYNEX CableComms US, such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of NYNEX CableComms US and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe such person's conduct was unlawful, or (b) against expenses in connection with any action or suit involving such person by reason of his capacity as such if, in any action or suit by or in the right of NYNEX CableComms US, such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of NYNEX CableComms US, and except that no indemnification shall be made where such person has been adjudged to be liable to NYNEX CableComms US unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

    Pursuant to the Merger Agreement, CWC has agreed to keep the indemnification arrangements of NYNEX CableComms US in place for a period of six years after the effective time of the Merger. See "De-Stapling of Certain Units--The Merger" above.

    NYNEX CableComms UK's Articles of Association provide that NYNEX CableComms UK, subject to the Companies Act, shall indemnify every director, alternate director, auditor, secretary or other officer of NYNEX CableComms UK all costs, charges, losses, expenses and liabilities incurred by such person in the execution and discharge of his or her duties or in relation thereto, including any liability incurred by such person in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by such person as an officer or employee of NYNEX CableComms UK and in which judgment is given in such person's favor (or the proceedings were otherwise disposed of without any finding or admission of any material breach of duty on such person's part) or in which such person is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted by the relevant court.

    Except as described above, to the best knowledge of the Companies, as of the date hereof, there is no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Companies or their affiliates and (i) the Companies' executive officers, directors or affiliates or (ii) CWC, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION; BACKGROUND.

    On October 22, 1996, C&W, BCI and NYNEX announced that they had entered into the Transaction Agreement. On October 29, 1996, the Boards of Directors of the Companies met to discuss the implications of the proposed Transactions and potential Offers. At the meeting, the Boards and certain members of the Companies' management met with representatives from the financial advisors and legal counsel to NYNEX and with representatives of SBC Warburg, a division of Swiss Bank Corporation ("SBC Warburg"). NYNEX's financial advisors provided a detailed review of the structure of the proposed Transactions and potential Offers and a summary of the perceived benefits of the proposed Transactions from the perspective of NYNEX. In connection with such review the Board was informed, in response to a question raised by SBC Warburg, that no cash alternative would be available for holders of Shares. The Boards then excused NYNEX's financial advisors and legal counsel from the meeting and discussed further with SBC Warburg and management of the Companies the potential implications of the proposed Transactions and potential Offers and the various legal and regulatory implications resulting therefrom. Following the discussions, the Boards established their respective Offer Committees, and the Offer Committees met with SBC Warburg to discuss the status of the proposed Transactions and the timetable. On October 29, 1996, the Boards authorized SBC Warburg to act solely on behalf of the Offer Committees in connection with its consideration of the Offers and any other proposal, subject to subsequent negotiation of an appropriate fee arrangement and formal engagement agreement. Simmons & Simmons were engaged as independent U.K. legal counsel and Dewey Ballantine as independent U.S. legal counsel.

    On December 5, 1996 and January 23, 1997, the Offer Committees met with SBC Warburg and management of the Companies to discuss the status of and timetable for the proposed Transactions, the terms and conditions of the Offers and the Transaction Agreement, the due diligence being undertaken with respect to the proposed Transactions and the responsibilities of the Offer Committees in forming their recommendations. On February 18, 1997, the Offer Committees met with SBC Warburg, U.K. and U.S. legal counsel, Coopers & Lybrand, the Companies' independent accountants, and management of the Companies to discuss the progress of the due diligence investigation undertaken with respect to the proposed Transactions and the responsibilities of the Offer Committees in forming their recommendation. Coopers & Lybrand presented to the Offer Committees a report on the due diligence undertaken by Coopers & Lybrand, in consultation with management of the Companies, with respect to the Companies and their operations and prospects, and the methodologies used in connection with such due diligence. SBC Warburg presented the Offer Committees with the status of its financial due diligence investigation with respect to the Companies, CWC, Mercury, BCM and Videotron in connection with its assessment of the fairness, from a financial point of view, of the Offers. U.K. counsel to the Companies also summarized the legal due diligence performed by them with respect to the Companies and their review of legal due diligence reports prepared with respect to Mercury, BCM and Videotron. Between February 18, 1997 and March 13, 1997, members of the Offer Committees and management of the Companies participated with SBC Warburg and U.K. legal counsel in meetings and on conference calls, and on March 3, 1997, there was a working session among the Offer Committees, SBC Warburg, U.K. legal counsel, independent accountants of the Companies, and management of the Companies to discuss further the work being undertaken in relation to the Offers, including their respective due diligence investigations, the responsibilities of the Offer Committees in forming their recommendation and the status of the documentation relating to the Offers. A further working session of the Offer Committees and SBC Warburg, independent accountants of the Companies and management of the Companies, took place on March 11, 1997. During the course of the preparation of the Offers, financial advisors to CWC reiterated in discussions with SBC Warburg that no cash alternative would be available to holders of Shares and the Offers would not be subject to renegotiation.

    The Offer Committees met on March 13, 1997 with their financial and U.K. and U.S. legal advisors, the independent accountants of the Companies and management of the Companies to discuss the status of the proposed Transactions and the terms and conditions of the Offer. The Offer Committees reviewed (i) with their U.K. and U.S. legal advisors the terms and conditions of the Offers and the responsibilities of the Offer Committees in forming their recommendations, (ii) with U.K. and U.S. legal advisors to the Offer Committees the proposed UK De-stapling Amendment and US De-stapling Amendment and the impact of the de-stapling, Compulsory Acquisition and Merger on the proposed Transactions and the expected benefits to be achieved therefrom, (iii) with their independent accountants the due diligence undertaken with respect to the Companies and their operations and prospects, and their review of due diligence reports prepared with respect to Mercury, BCM and Videotron; (iv) with U.K. legal counsel the legal due diligence undertaken by them with respect to the Companies, and their review of legal due diligence reports prepared with respect to Mercury, BCM and Videotron, and (v) with SBC Warburg certain financial information relating to the business combination contemplated by the Offers prepared by SBC Warburg in connection with its assessment of the fairness of the Offers. In connection with their consideration of such matters, the Offer Committees discussed with SBC Warburg concerning its financial presentation and analyses including, among other things, (a) the methods used by SBC Warburg to analyze the Offers, including a discounted cash flow analysis of the Companies, CWC, Mercury, BCM and Videotron, (b) the assumptions and bases considered and used by SBC Warburg in such analyses, including certain financial forecasts supplied to it by the Companies, CWC, Mercury, BCM and Videotron, (c) SBC Warburg's investigation of the proposed Transactions and the Companies, CWC, Mercury, BCM and Videotron and interviews with the management of the Companies, CWC, Mercury, BCM and Videotron, (d) information regarding comparable companies and transactions, and
(e) the terms and conditions of the Offers and the Transaction Agreement.

    On March 21, 1997, the Offer Committees met in person and by teleconference with their financial and U.K. and U.S. legal advisors, and management of the Companies to review the status of the proposed Transactions and the terms and conditions of the Offers and to discuss any further developments that occurred since their previous meeting of March 13, 1997. SBC Warburg, U.K. and U.S. legal counsel, and management of the Companies provided an update of the information provided to the Offer Committees at the previous meeting of March 13, 1997. SBC Warburg confirmed that there was no material change to the analyses presented to the Offer Committees at the previous meeting and delivered its opinion that the consideration to be received by the Public Shareholders pursuant to the Offers is fair to such shareholders from a financial point of view. A copy of SBC Warburg's opinion accompanies this Schedule 14D-9 and is filed herewith as
Exhibit 17. Following receipt of the SBC Warburg opinion and after extensive discussion and consideration, the Offer Committees unanimously determined (i) that the Offers were fair to, and in the best interests of, the Public Shareholders, and
(ii) to recommend that the Public Shareholders accept the Offers and tender their Shares pursuant to the Offers. The Offer Committee of NYNEX CableComms UK then unanimously determined to recommend to the Board of Directors of NYNEX CableComms UK the approval of the UK De-stapling Amendment, and the Offer Committee of NYNEX CableComms US unanimously determined to recommend to the Board of Directors of NYNEX CableComms US the approval of the US De-stapling Amendment and the Merger.

    At meetings held immediately thereafter, based in part upon the presentation, findings, conclusions and unanimous recommendations of the Offer Committees in relation to the Offers and the unanimous recommendation of the Offer Committee of NYNEX CableComms UK to approve the UK De-stapling Amendment, and the unanimous recommendation of the Offer Committee of NYNEX CableComms US to approve the US De-stapling Amendment and the Merger, the Board of Directors of NYNEX CableComms UK determined to recommend that holders of NYNEX CableComms UK Ordinary Shares vote in favor of the UK De-stapling Amendment, and the Board of Directors of NYNEX CableComms US determined to recommend that holders of NYNEX CableComms US Shares of Common Stock vote in favor of the US De-stapling Amendment and the Merger.

    (b) REASONS FOR RECOMMENDATION; OPINION OF FINANCIAL ADVISOR.

    In reaching their conclusions set forth in paragraph (a), the Offer Committees considered a number of factors, including, without limitation, the following:

        (i) the presentation by SBC Warburg, described above, as to the various financial considerations deemed relevant to the Offer Committees' evaluation of the Offers, including SBC Warburg's financial due diligence concerning the Companies, CWC, Mercury, BCM and Videotron in connection with its assessment of the fairness of the Offers, and the opinion of SBC Warburg, described below, to the effect that the consideration to be received by the Public Shareholders in the Offers is fair, from a financial point of view, to the Public Shareholders;

        (ii) the Offer Committees' knowledge of the Companies' business, including its financial condition, results of operations, prospects and the Companies' industry in general;

       (iii) a review of, and presentation by management to the Offer Committees regarding, the financial condition, results of operations, business and prospects of the Companies, and current industry, economic and market conditions and trends;

        (iv) presentations made by the Companies' independent accountants to the Offer Committees regarding the due diligence undertaken with respect to the Companies and their review of due diligence reports prepared with respect to Mercury, BCM and Videotron;

        (v) a review of the reports prepared by U.S. and U.K. legal advisors to NYNEX regarding the legal due diligence undertaken with respect to the Companies;

        (vi) a review of the reports and presentations made by U.K. legal advisors to the Offer Committees regarding the legal due diligence undertaken by them with respect to the Companies, and their presentations regarding their review of due diligence reports prepared with respect to Mercury, BCM and Videotron;

       (vii) the terms and conditions of the Transaction Agreement and the Offers, including, among other things, the fact that the Offers are subject to a minimum acceptance condition;

      (viii) the relationship between the consideration to be received by holders of Shares as a result of the Offers and the value of their existing Shares in the Companies, assessed by reference to a number of factors, including the historical market prices and recent trading activity of the Units and ADSs;

        (ix) the strategic fit among Mercury, the Companies and BCM (including Videotron), which would create a leading provider of integrated telecommunications, information and entertainment services, creating a larger, more strategically positioned company with potential economies of scale;

        (x) the potential for reduced volatility in the cash flow and earnings of CWC, as compared to the Companies, were the Companies to remain independent;

        (xi) the fact that CWC should have the ability to borrow funds on more favorable credit terms and to access additional sources of capital as compared to the Companies, were the Companies to remain independent;

       (xii) the ability to enhance the contiguity and demographics of existing operations and to realize synergies and operational benefits from increasing the scale and scope of operations;

      (xiii) the challenge of growing the Companies' business as stand-alone companies in light of existing competition, the significant capital required by the Companies to complete the build-out of cable systems in its existing franchise and to complete the build-out of cable systems in its existing franchise areas and the risks to the Companies of remaining as stand-alone companies;

       (xiv) SBC Warburg's discussion of the views of the investment community on the proposed Transactions and the potential negative effect on the market prices of the Units and ADSs if the Offers were not to proceed;

       (xv) a review of the preliminary pro forma financial information of CWC assuming consummation of the proposed Transactions;

       (xvi) certain consequences of the Offers, including the reduced liquidity of the Shares, the possibility of de-listing the Units on the London Stock Exchange and the cessation of quotation of the ADSs on the National Nasdaq Market and the reduction in publicly available information regarding the Companies;

      (xvii) the fact that there can be no assurance as to the level of growth or profits to be attained by CWC in the future, or as to the ability of CWC to integrate the Companies, Mercury, BCM and Videotron or to respond to future regulatory, competitive and technological developments;

      (xviii) the fact that no public market exists currently for CWC Ordinary Shares or CWC ADSs and, therefore, the trading prices of such securities cannot be predicted;

       (xix) the opportunity for the Public Shareholders to maintain an investment in the UK cable television and telecommunications industry by receiving publicly traded CWC Ordinary Shares or CWC ADSs pursuant to the Offers;

       (xx) a review of the possible alternatives to the Offers and the Transactions, including, among others, the possibility of continuing to operate the Companies as an independent entity;

       (xxi) the presentation given to the Boards of Directors of the Companies by the financial advisors to NYNEX on October 29, 1996 with respect to the perceived benefits of the proposed Transactions from the perspective of NYNEX and its impact on the Companies;

      (xxii) the fact that, although the Companies are not a party to the Transaction Agreement, NYNEX owns approximately 67 percent of the outstanding Shares and, as a practical matter, effecting any strategic alternative to the Offers and the Transactions would require the support of NYNEX; and the fact that, since the announcement of the proposed Transactions on October 22, 1996, no person has approached the Offer Committees or the Companies proposing a strategic alternative to the Offers or the Transactions;

      (xxiii) the potential impact of the Offers and the Transactions on the Companies' employees and customers, while noting CWC's intentions in respect of the Companies and existing employment rights, including pension rights of the management and employees of the Companies which CWC intends to fully safeguard, as stated in the Schedule 14D-1;

      (xxiv) the intent of CWC that, and the terms of the Merger Agreement (with respect to the NYNEX CableComms US Shares of Common Stock) pursuant to which, holders of NYNEX CableComms UK Ordinary Shares and NYNEX CableComms US Shares of Common Stock not purchased in the Offers will receive the same form and amount of consideration as such shares purchased in the Offers pursuant to the Compulsory Acquisition and Merger contemplated by CWC;

      (xxv) a review of the impact of the UK De-stapling Amendment, the US De-stapling Amendment, the Compulsory Acquisition and the Merger on the proposed Transactions and the expected benefits to be achieved by the de-stapling, Compulsory Acquisition and Merger; and

      (xxvi) based on the written advice of U.S. legal counsel to NYNEX and the Companies, the expected tax-free nature of the proposed Transactions to the holders of Shares.

    In view of the wide variety of factors considered in connection with its evaluation of the Offers, the Offer Committees did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to the specific factors considered in reaching its determination.

OPINION OF FINANCIAL ADVISOR

    As described above under "Recommendation; Background", at the meeting of the Offer Committees held on March 21, 1997, SBC Warburg delivered its opinion to the effect that, based upon the assumptions made, matters considered and limits of the review undertaken, as set forth in such opinion, the consideration of CWC Ordinary Shares to be received by the Public Shareholders in the Offers is fair to such holders from a financial point of view. The full text of SBC Warburg's opinion, dated March 21, 1997, accompanies this Schedule 14D-9 and is filed as
Exhibit 17 hereto. Holders of Shares are urged to read the opinion in its entirety for the assumptions made, matters considered and limits of the review undertaken by SBC Warburg.

    SBC Warburg has given and not withdrawn its written consent to the inclusion of the reference to its name and opinion in this Schedule 14D-9 in the form and context in which it is included.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Companies retained SBC Warburg on an exclusive basis to render financial advisory services for the Offer Committees with respect to the proposed Transactions. Under the engagement letter, SBC Warburg (i) received an engagement fee of L50,000 upon its execution of the engagement letter, (ii) received a retainer fee of L50,000 per calendar month or part of a month, from and including December 1996 up to the date of publication of the Prospectus, and
(iii) will receive a publication fee of L150,000 upon the printing of the Prospectus. Upon the Offers being declared or becoming unconditional in all respects, SBC Warburg will receive a completion fee of L1,000,000, whereby all fees paid under (i) to (iii) above will be credited against the amount of the completion fee so that the total fee will not exceed L1,000,000. The Companies also agreed to reimburse SBC Warburg for its reasonable out-of-pocket expenses subject to a maximum of L50,000 and to indemnify SBC Warburg and certain related persons against certain liabilities arising out of its engagement, including liability under the federal securities laws.

    In the ordinary course of business, members of the Swiss Bank Corporation group may, subject to the Rules of the United Kingdom Code on Takeovers and Mergers, actively trade, make a market or act as principal in transactions relating to the securities (or related options, warrants, or rights to or interests in, such securities) of the Companies, NYNEX, C&W, CWC, BCI and BCM for their own account and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities. In the past, SBC Warburg has provided certain financial advisory services to the Companies, NYNEX, and their affiliates and has received customary fees for the rendering of such services.

    SBC Warburg, which is regulated in the United Kingdom by the Securities and Futures Authority Limited, is acting as financial advisor to the Offer Committees and no one else in connection with the matters described in this document and will not be responsible (under UK law) to anyone other than the Offer Committees for providing the protections afforded to its customers or for providing advice in relation to the matters described in this document.

    The Companies and CWC have appointed D.F. King & Co., Inc. to aid in the solicitation of proxies (or obtaining of proxy votes) in the United States in connection with the UK De-stapling Amendment, US De-stapling Amendment and Merger, at a cost of approximately $15,000, plus an additional fee of $3.00 for each shareholder contact and line charges, plus reimbursement of reasonable out-of-pocket expenses.

    Neither the Companies nor any person acting on either of their behalves intends to employ, retain or compensate any other person to make solicitations or recommendations to the holders of Shares of the Companies in connection with the Offers.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best of the Companies' knowledge, no transactions in Shares have been effected within the past 60 days by either of the Companies or by any executive officer, director, affiliate or subsidiary of either of the Companies except for the allotment of (i) 148,549 Units to Mr. Nicholas Mearing-Smith on January 30, 1997 and (ii) 191,692 Units to Mr. John F. Killian on January 30, 1997, in each case pursuant to the vesting of their respective allocation rights to acquire such Units.

    (b) To the best of the Companies' knowledge, all of the Companies' executive officers, directors and affiliates currently intend to tender their Shares pursuant to the Offers.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a) Except as described in Item 3(b) and Item 4 above, no negotiation is being undertaken or is underway by the Companies in response to the Offers which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Companies or any subsidiary of either of the Companies; (ii) a purchase, sale or transfer of a material amount of assets by the Companies or any subsidiary of either of the Companies; (iii) a tender offer for, or other acquisition of, securities by or of the Companies; or (iv) any material change in the present capitalization or dividend policy of the Companies.

    (b) Except as set forth in Items 3(b) and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offers which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following exhibits will be filed with the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and will be on display during the course of the Offers during the normal business hours on any business day at the offices of Simmons & Simmons, U.K. legal advisors to the Companies, at 21 Wilson Street, London EC2M 2TX, England.

        (1) Pages 38 to 52 of the Companies' Annual Report on Form 10-K for the fiscal year ended December 31, 1996 containing the pertinent sections thereof referred to in Item 3(b) of this Schedule 14D-9.

        (2) Transaction Agreement, dated as of October 22, 1996, as amended and restated, among C&W, NYNEX and BCI (incorporated by reference to Exhibit 2.1 to CWC's Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission on March 21, 1997 (File No. 333-6672) (the "CWC Registration Statement on F-4")).

        (3) Agreement and Plan of Merger, dated March 21, 1997, among NYNEX CableComms US, CWC and the CWC Merger Sub (incorporated by reference to
    Exhibit 2.2 to the CWC Registration Statement on Form F-4).

        (4) CWC Shareholders' Agreement, dated as of March 21, 1997, among C&W, BCI, BCMH, BCIH, NYNEX and CWC (incorporated by reference to Exhibit 9.1 to the CWC Registration Statement on Form F-4).

        (5) Form of Articles of Association of CWC to be adopted upon the Offers becoming or being declared unconditional (incorporated by reference to the Articles of Association of CWC filed as part of Exhibit 3.1 to the CWC Registration Statement on Form F-4)

        (6) Form of Management and Technical Services Agreement among C&W, BCI, NYNEX and CWC (incorporated by reference to Exhibit 10.12 to the CWC Registration Statement on Form F-4).

        (7) Form of Secondment Agreement among C&W, BCI, NYNEX and CWC (incorporated by reference to Exhibit 10.6 to the CWC Registration Statement on Form F-4).

        (8) Form of Tax Sharing Agreement among C&W, BCI, BCMH, BCIH, NYNEX and CWC (incorporated by reference to Exhibit 10.9 to the CWC Registration Statement on Form F-4).

        (9) Form of NYNEX Tax Agreement between NYNEX and CWC (incorporated by reference to Exhibit 10.10 to the CWC Registration Statement on Form F-4).

       (10) Form of NYNEX Tax Allocation Agreement between NYNEX and CWC (incorporated by reference to Exhibit 10.11 to the CWC Registration Statement on Form F-4).

       (11) Form of C&W License between C&W and CWC (incorporated by reference to Exhibit 10.7 to the CWC Registration Statement on Form F-4).

       (12) Form of NYNEX Termination Agreement among NYNEX, the Companies and NYNEX CableComms Limited (incorporated by reference to Exhibit 10.8 to the CWC Registration Statements on Form F-4).

       (13) Principal Shareholders Registration Rights Agreement, dated March 21, 1997, among C&W, NYNEX, BCI and CWC (incorporated by reference to
    Exhibit 10.5 to the CWC Registration Statement on Form F-4).

       (14) Interconnection Agreement, dated as of November 11, 1996, between Mercury and NYNEX CableComms Limited (incorporated by reference to Exhibit
    10.12 to the Companies' Annual Report on Form 10-K for the fiscal year ended December 31, 1996).

       (15) Amendment to Interconnection Agreement, dated as of February 11, 1997, between Mercury and NYNEX CableComms Limited (incorporated by reference to Exhibit 10.12(c) to the Companies' Annual Report on Form 10-K for the fiscal year ended December 31, 1996).

       (16) Cost Allocation Policy among CWC, BCI and NYNEX.

       (17) Opinion of SBC Warburg dated March 21, 1997.*

       (18) Letter to holders of Units and ADSs of the Companies dated March 24, 1997.*

       (19) Press release issued by the Companies on March 24, 1997.

------------------------

*   Included in copies of this Schedule 14D-9 mailed to holders of Shares.

    Other than in respect of

        (i) information contained in the recommendations of the Offer Committees of the Boards of Directors of NYNEX CableComms UK and NYNEX CableComms US (which shall be information for which the respective Offer Committees accept responsibility);

        (ii) information contained in this Schedule 14D-9 which is extracted from the Schedule 14D-1, including the information incorporated by reference to the Prospectus therein, for which persons other than NYNEX CableComms UK and NYNEX CableComms US and their directors are taking responsibility in accordance with its terms; and

       (iii) information relating to CWC and CWC Merger Sub and all other information contained in this Schedule 14D-9 which has been compiled from publicly available sources (including the Schedule 14D-1 and the information incorporated by reference to the Prospectus therein) and in respect of which the directors have ensured that such information has been accurately reproduced or presented, the directors of NYNEX CableComms UK and NYNEX CableComms US, whose names are set out in paragraph 2(3) of Part III of the Prospectus, accept responsibility for the information contained in this Schedule 14D-9.

    To the best of the knowledge and belief of the directors of NYNEX CableComms UK and NYNEX CableComms US (who have taken all reasonable care to ensure that such is the case), such information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

    The foregoing statements of responsibility are included solely to comply with Rule 19.2 of the City Code and shall not be deemed to establish or expand or limit liability under the US federal securities laws or under the laws of any state of the US.

                                   SIGNATURE

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                NYNEX CABLECOMMS GROUP PLC

                                By:  /s/ PAUL H. REPP
                                     -----------------------------------------
                                     Name: Paul H. Repp
                                     Title:  CHIEF LEGAL AND REGULATORY OFFICER
                                     AND COMPANY SECRETARY

Dated: March 24, 1997

                                NYNEX CABLECOMMS GROUP INC.

                                By:  /s/ PAUL H. REPP
                                     -----------------------------------------
                                     Name: Paul H. Repp
                                     Title:  CHIEF LEGAL AND REGULATORY OFFICER
                                     AND COMPANY SECRETARY

Dated: March 24, 1997

                                 EXHIBIT INDEX

 EXHIBIT
   NO.     DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
      (1)  Pages 38 to 52 of the Companies' Annual Report on Form 10-K for the fiscal year ended December 31, 1996 containing the pertinent sections thereof referred to in Item 3(b) of this Schedule 14D-9.
      (2)  Transaction Agreement, dated as of October 22, 1996, as amended and restated, among C&W, NYNEX and BCI
           (incorporated by reference to Exhibit 2.1 to CWC's Registration Statement on Form F-4 filed with the
           U.S. Securities and Exchange Commission on March 21, 1997 (File No. 333-6672) (the "CWC Registration
           Statement on F-4")).
      (3)  Agreement and Plan of Merger, dated March 21, 1997, among NYNEX CableComms US, CWC and the CWC Merger
           Sub (incorporated by reference to Exhibit 2.2 to the CWC Registration Statement on Form F-4).
      (4)  CWC Shareholders' Agreement, dated as of March 21, 1997, among C&W, BCI, BCMH, BCIH, NYNEX and CWC
           (incorporated by reference to Exhibit 9.1 to the CWC Registration Statement on Form F-4).
      (5)  Form of Articles of Association of CWC to be adopted upon the Offers becoming or being declared unconditional (incorporated by reference to the Articles of Association of CWC filed as part of Exhibit
           3.1 to the CWC Registration Statement on Form F-4)
      (6)  Form of Management and Technical Services Agreement among C&W, BCI, NYNEX and CWC (incorporated by reference to Exhibit 10.12 to the CWC Registration Statement on Form F-4).
      (7)  Form of Secondment Agreement among C&W, BCI, NYNEX and CWC (incorporated by reference to Exhibit 10.6 to the CWC Registration Statement on Form F-4).
      (8)  Form of Tax Sharing Agreement among C&W, BCI, BCMH, BCIH, NYNEX and CWC (incorporated by reference to
           Exhibit 10.9 to the CWC Registration Statement on Form F-4).
      (9)  Form of NYNEX Tax Agreement between NYNEX and CWC (incorporated by reference to Exhibit 10.10 to the CWC
           Registration Statement on Form F-4).
     (10)  Form of NYNEX Tax Allocation Agreement between NYNEX and CWC (incorporated by reference to Exhibit 10.11 to the CWC Registration Statement on Form F-4).
     (11)  Form of C&W License between C&W and CWC (incorporated by reference to Exhibit 10.7 to the CWC
           Registration Statement on Form F-4).
     (12)  Form of NYNEX Termination Agreement among NYNEX, the Companies and NYNEX CableComms Limited
           (incorporated by reference to Exhibit 10.8 to the CWC Registration Statements on Form F-4).
     (13)  Principal Shareholders Registration Rights Agreement, dated March 21, 1997, among C&W, NYNEX, BCI and
           CWC (incorporated by reference to Exhibit 10.5 to the CWC Registration Statement on Form F-4).
     (14)  Interconnection Agreement, dated as of November 11, 1996, between Mercury and NYNEX CableComms Limited
           (incorporated by reference to Exhibit 10.12 to the Companies' Annual Report on Form 10-K for the fiscal year ended December 31, 1996).
     (15)  Amendment to Interconnection Agreement, dated as of February 11, 1997, between Mercury and NYNEX
           CableComms Limited (incorporated by reference to Exhibit 10.12(c) to the Companies' Annual Report on
           Form 10-K for the fiscal year ended December 31, 1996).
     (16)  Cost Allocation Policy among CWC, BCI and NYNEX.
     (17)  Opinion of SBC Warburg dated March 21, 1997.
     (18)  Letter to holders of Units and ADSs of the Companies dated March 24, 1997.
     (19)  Press release issued by the Companies on March 24, 1997.